Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BENDING SPOONS US INC.,

EVEREST MERGER SUB INC.

and

EVENTBRITE, INC.

Dated as of December 1, 2025

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ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		29

4.1	Corporate Organization	29
4.2	Authority, Execution and Delivery; Enforceability	29
4.3	No Conflicts	29
4.4	Litigation	30
4.5	Financing	30
4.6	Proxy Statement	30
4.7	Ownership of Company Capital Stock	31
4.8	Ownership of Merger Sub	31
4.9	Brokers	31
4.10	No Other Representations and Warranties	31

ARTICLE 5 COVENANTS		32

5.1	Conduct of Business by the Company Pending the Closing	32
5.2	Access to Information; Confidentiality	35
5.3	Treatment of Acquisition Proposals	36
5.4	SEC Filings; Other Actions	40
5.5	Appropriate Action; Consents; Filings	41
5.6	Certain Notices	43
5.7	Public Announcements	43
5.8	Employee Benefit Matters	44
5.9	Indemnification and Insurance	46
5.10	Takeover Statutes	48
5.11	Section 16 Matters	48
5.12	Transaction Litigation	48
5.13	Stock Exchange Delisting	48
5.14	Director Resignations	49
5.15	No Control of the Other Party’s Business	49
5.16	Company Credit Agreement; Convertible Notes	49
5.17	Financing Cooperation	50

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		50

6.1	Conditions to Obligations of Each Party	50
6.2	Conditions to Obligations of the Company	51
6.3	Conditions to Obligations of Parent and Merger Sub	51

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		52

7.1	Termination	52
7.2	Effect of Termination	54
7.3	Company Termination Fee	54
7.4	Amendment	56
7.5	Waiver	56

ARTICLE 8 GENERAL PROVISIONS		56

8.1	Non-Survival of Representations and Warranties	56
8.2	Fees and Expenses	56
8.3	Notices	56

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8.4	Headings	57
8.5	Severability	57
8.6	Entire Agreement	57
8.7	Assignment	58
8.8	No Third-Party Beneficiaries	58
8.9	Mutual Drafting; Interpretation	58
8.10	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	60
8.11	Counterparts	60
8.12	Specific Performance	61

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Form of Voting and Support Agreement

Schedules

Schedule I	Certain Company Stockholders
Schedule II	Knowledge

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 1, 2025 (this “Agreement”), is made by and among Bending Spoons US, Inc., a Delaware corporation (“Parent”), Everest Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Eventbrite, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Exhibit A or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A. The Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned Subsidiary of Parent (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Article 2, each share of Class A common stock, par value $0.00001 per share, of the Company (the “Class A Common Stock”), and each share of Class B common stock, par value $0.00001 per share, of the Company (the “Class B Common Stock”, and together with the Class A Common Stock, the “Company Common Stock”, and each share of Company Common Stock, a “Share”, and collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration.

B. The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the Merger and the other transactions contemplated hereby (collectively, the Merger and such other transactions, the “Transactions”).

C. The Board of Directors of Parent has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the Transactions, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement.

D. The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, the Voting and Support Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders (the “Company Stockholders”), (ii) approved, adopted and declared advisable this Agreement, the Voting and Support Agreement and the Transactions, (iii) directed that this Agreement be submitted to the Company Stockholders for its adoption and (iv) recommended that the Company Stockholders adopt this Agreement and the Transactions.

E. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

F. Concurrently with the execution of this Agreement, Parent and certain Company Stockholders set forth on Schedule I attached hereto have each executed and delivered a voting and support agreement, dated as of the date hereof, in the form attached hereto as Exhibit A (the “Voting and Support Agreement”), pursuant to which, among other things, such Company Stockholders have agreed, subject to the terms thereof, to vote, or cause to be voted, all Shares beneficially owned by such Company Stockholders in favor of the authorization and approval of this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent. The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, (ii) the provisions of the certificate of incorporation relating to the incorporator of Merger Sub shall be omitted, and (iii) changes necessary so that the certificate of incorporation shall be in compliance with Section 5.9 shall have been made, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, at the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated in its entirety to be the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation and (ii) changes necessary so that the bylaws shall be in compliance with Section 5.9 shall have been made, and such amended and restated bylaws shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

(c) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be appointed as the initial directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Pacific time, on the third (3rd) Business Day after the satisfaction or, to the extent not prohibited by Law, waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or, to the extent not prohibited by Law, waiver of those conditions at the Closing), via electronic exchange of documents and signatures unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.” On the Closing Date, or on such other date as Parent and the Company may mutually agree, the parties shall cause a certificate of merger in customary form and substance (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares to be cancelled or converted pursuant to Section 2.1(b) and (ii) Dissenting Shares, as applicable, shall be converted automatically into the right to receive $4.50 per Share (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

(b) Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held by the Company as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly-owned Subsidiaries of the Company, Parent or Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(c) Merger Sub Equity Interests. Each outstanding share of capital stock of Merger Sub, par value $0.01 per share, held immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall (i) designate a nationally recognized bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article 2 (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably agreeable to the Company, with such Paying Agent. Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent a cash amount equal to the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to Section 2.1; provided, that, no such deposits shall be required to be made with respect to any Dissenting Shares. In the event such deposited funds are insufficient, or unavailable to promptly make the payments contemplated pursuant to Section 2.1, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments.

(b) Procedures for Surrender. No holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, a cash amount in immediately available funds equal to the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form as Parent, the Company and the Paying Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration, which instructions shall be in the form and have such other provisions as Parent, the Company and the Paying Agent shall reasonably agree. Upon delivery of such letter of transmittal to the Paying Agent, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares so surrendered shall be entitled to receive in exchange therefor the Merger Consideration pursuant to Section 2.1(a) (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares so surrendered shall at the Effective Time be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Book-Entry Share is registered, it shall be a condition precedent of payment that a proper transfer instruction is presented for such Book-Entry Share, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Book-Entry Share so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of Shares on the records of the Company, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except the right to receive, pursuant to Section 2.1(a), upon transfer of such Book-Entry Shares in accordance with this Section 2.2, the Merger Consideration. All Merger Consideration paid upon the transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Book-Entry Shares. If, after the Effective Time, Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall (subject to compliance with the procedures of this Section 2.2) be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Book-Entry Shares on the first (1st) anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not transferred its Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any portion of the Merger Consideration remaining unclaimed by the holders of

Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Book-Entry Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a) to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation upon demand and shall be paid by the Surviving Corporation as may be required by applicable Law.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3), Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand, and has properly demanded, appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.1(a). At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under Section 262 of the DGCL with respect to such Dissenting Shares. If any such holder fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into, and shall be exchangeable solely for, the right to receive the Merger Consideration pursuant to Section 2.1(a), without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Book-Entry Shares that formerly evidenced such Shares in the manner provided in Section 2.2. The Company shall give Parent prompt notice of any demands (and copies of any written demands) received by the Company for appraisal of Shares, any withdrawals (or attempted withdrawals) of any such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make or offer any payment with respect to, or settle or compromise (or offer to settle or compromise), any such demand or agree to do any of the foregoing.

2.4 Treatment of Company Equity Awards.

(a) Treatment of Company Options. Each option to purchase Shares granted under a Company Equity Plan (each, a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall, at the Effective Time, be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares underlying the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price of such Company Option; provided, that, any such Company Option with respect to which the exercise price subject thereto is equal to or greater than the Merger Consideration shall be subject to the treatment set forth on Section 2.4(a) of the Company Disclosure Schedule.

(b) Treatment of Company Restricted Stock Units. Each Company restricted stock unit granted under a Company Equity Plan that is not a Company PSU, including Company deferred restricted stock units (each, a “Company RSU”), that is outstanding immediately prior to the Effective Time, and at such time, is fully vested, or is unvested and is subject solely to time-based vesting conditions, shall, at the Effective Time, be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such Company RSU, multiplied by (y) the Merger Consideration.

(c) Treatment of Company Performance-Based Restricted Stock Units. Each Company restricted stock unit granted under a Company Equity Plan that was granted subject to performance-based vesting conditions (each, a “Company PSU”) and is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, at the Effective Time, be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such Company PSU (with performance achievement assessed at target (or, with respect to any performance period that has been completed prior to the Effective Time, actual performance in accordance with the applicable Company PSU, if higher than target)), multiplied by (y) the Merger Consideration.

(d) Treatment of Company Employee Stock Purchase Plan. With respect to the Company Employee Stock Purchase Plan, as soon as practicable following the date of this Agreement, the Company Board shall adopt resolutions or take other actions as may be required to provide that (x) no further Offering (as defined in the Company Employee Stock Purchase Plan) will commence pursuant to the Company Employee Stock Purchase Plan after December 1, 2025 and (y) no new elections or increase in the amount of payroll deductions be permitted to be made by the participants in any Offering remaining open after the date hereof. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Transactions, including the Merger: (A) cause the Exercise Date (as defined in the Company Employee Stock Purchase Plan) with respect to the Offering that would otherwise occur on or after the Effective Time, if any, to occur no later than one Business Day prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering, but otherwise treat such shortened Offering as a fully effective and completed Offering for all purposes pursuant to the Company Employee Stock Purchase Plan; and (C) cause the exercise (as of no later than one (1) Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company Employee Stock Purchase Plan; provided that the maximum aggregate amount of Company Shares that may be acquired in connection with all such exercises shall not exceed 200,000. On such exercise date, if any, referred to in clause (C) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the Company Employee Stock Purchase Plan within each participant’s payroll withholding account to the purchase of whole Company Shares in accordance with the terms of the Company Employee Stock Purchase Plan and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Immediately prior to and effective as of the Effective Time, the Company will terminate the Company Employee Stock Purchase Plan.

(e) Payment by Surviving Corporation. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to the holders of Company Options, Company RSUs and Company PSUs the amounts described in Sections 2.4(a), 2.4(b), and 2.4(c), less Taxes required to be withheld with respect to such payments, through the Surviving Corporation’s payroll system, as promptly as practicable following the Effective Time, but not later than the earlier of (x) the first ordinary payroll date to occur at least five (5) Business Days following the Closing Date and (y) thirty (30) days following the Closing Date.

(f) Termination of Company Equity Plans. As of the Effective Time, the Company Equity Plans shall be terminated and no further Shares, Company Options, Company RSUs, Company PSUs, other Equity Interests or other rights with respect to Shares shall be granted thereunder. Following the Effective Time, no such Company Option, Company RSU, Company PSU, or other right that was outstanding immediately prior to the Effective Time shall remain outstanding, and each former holder of any such Company Option, Company RSU, Company PSU, Equity Interest or other right shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4. The Britehouse Phantom Award shall remain outstanding in accordance with its terms.

(g) Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take such other actions as are reasonably necessary and appropriate to effect the transactions described in this Section 2.4.

2.5 Withholding Rights. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6 Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the number of outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such event and to provide to holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that, nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to this Agreement (including Section 5.1).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) concurrently with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other Sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on the face of such disclosure that such disclosure relates to such other Sections) and (b) as otherwise disclosed or identified in the Company SEC Documents filed prior to the date hereof (other than disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the

Company SEC Documents or any other disclosures in the Company SEC Documents that are primarily predictive or forward-looking in nature); provided, that, any such disclosure or identification in such Company SEC Documents shall not be deemed to modify or qualify any of the representations or warranties set forth in any of Sections 3.1, 3.2(a), 3.2(b), 3.3 or 3.4, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Amended and Restated Certificate of Incorporation (the “Company Charter”) and Second Amended and Restated Bylaws (the “Company Bylaws”) of the Company, as most recently filed with the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws. True, complete and correct copies of the organizational documents in effect as of the date hereof of each Subsidiary of the Company have been made available to Parent prior to the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock and 100,000,000 shares of undesignated preferred stock, par value $0.00001 per share (“Company Preferred Stock”). As of November 28, 2025, (the “Capitalization Date”) (i) 82,470,848 shares of Class A Common Stock and 15,638,904 shares of Class B Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 10,201,720 shares of Class A Common Stock and 0 shares of Class B Common Stock were held in the treasury of the Company or by its Subsidiaries, (iii) 3,481,837 shares of Class A Common Stock and 5,054,553 shares of Class B Common Stock are subject to outstanding Company Options, (iv) 9,246,415 shares of Class A Common Stock are subject to outstanding Company RSUs, 5,217,383 shares of Common Stock are subject to outstanding Company PSUs (assuming maximum performance for Company PSUs to the extent their performance periods are in progress as of the Capitalization Date and actual performance for Company PSUs to the extent the performance period has been completed as of the Capitalization Date), (v) 6,829,217 shares of Common Stock were reserved for issuance pursuant to the Company Employee Stock Purchase Plan and 11,908,754 shares of Common Stock were reserved for future grants under the Company Equity Plans, (vi) 52,366 shares of common stock of Britehouse Inc. were subject to that certain Restricted Unit Award Agreement, undated, by and between the Company and the individual listed on Section 3.2(a) of the Company Disclosure Schedule (the “Britehouse Phantom Award”), which was granted September 26, 2025, and (vii) no shares of Company Preferred Stock were issued and outstanding. Except for (x) Company Options to purchase, and Company RSUs and Company PSUs convertible into, not more than an aggregate of 23,000,188 Shares under the Company Equity Plans and 60,620 Shares anticipated to be purchased upon the completion of the offering ending November 30, 2025 under the

Company Employee Stock Purchase Plan, and (y) Restricted Units convertible into not more than an aggregate of 52,366 shares of common stock of Britehouse, Inc. (or its Class A Common Stock or cash equivalent) under the Britehouse Phantom Award, there are no options, warrants or other rights, agreements, arrangements or commitments of any character (including phantom interests) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since November 28, 2025 and prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance and described in the immediately preceding sentence of this Section 3.2(a).

(b) The Company has previously provided Parent with a true and complete list, as of the Capitalization Date, of each outstanding Company Option, Company RSU, Company PSU, the Britehouse Phantom Award and all other Equity Interests, (i) the holder thereof, (ii) the number of shares of Company Common Stock subject thereto (showing target and maximum performance for Company PSUs to the extent their performance periods are in progress as of the Capitalization Date and showing actual performance for Company PSUs to the extent the performance period has been completed as of the Capitalization Date), (iii) the grant date thereof, (iv) the exercise price thereof, (v) the vested status thereof, any applicable time-vesting schedule (which also provides for the vesting dates) and the type of Company PSU (if applicable), and (vi) the expiration dates thereof, in each case, to the extent applicable. The Company has not issued any Company Options or any similar equity awards pertaining to Company Common Stock under any Company Equity Plan that has an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP. All Shares subject to issuance under the Company Equity Plans and the Company Employee Stock Purchase Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and have been validly registered. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive right with respect to any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company. None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of, or other Equity Interest in, each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly-owned Subsidiaries free and clear of all Liens, other than restrictions on transfer arising under applicable securities laws. Except for the Britehouse Phantom Award, there are no options, warrants or other rights, agreements, arrangements or commitments of any character (including phantom interests) to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of each such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, each such Subsidiary. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Subsidiary of the Company.

3.3 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that this Agreement, the Voting and Support Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approving, adopting and declaring advisable this Agreement, the Voting and Support Agreement and the Transactions, (iii) directing that this Agreement be submitted to the Company Stockholders for adoption and (iv) recommending that the Company Stockholders adopt this Agreement (the “Company Board Recommendation”).

(c) Subject to the accuracy of Section 4.7, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of the Company, no other takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Merger or the other Transactions. There is no stockholder rights plan, “poison pill” or similar device in effect with respect to the Company or any of its Subsidiaries. The only vote of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt this Agreement is the adoption of this Agreement by the holders of a majority of the voting power represented by the Shares that are outstanding and entitled to vote thereon at the Company Meeting voting together as a single class (the “Company Stockholder Approval”). No other vote of the holders of Shares or any other Equity Interests of the Company is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement does not and will not, and the performance of this Agreement and the consummation of the Transactions by the Company will not, (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company Bylaws, (ii) conflict with or violate any provision of the certificate of incorporation or bylaws (or other equivalent organizational documents) of any Subsidiary of the Company, (iii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iv) require any consent or approval under, result in any breach or violation of or any loss of any benefit under, constitute a change of control or default (or an event which, with notice or lapse of time, or both, would become a default) under or give to others any right of termination, vesting, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any rights, property or asset of the Company or any of its Subsidiaries pursuant to, any Company Material Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) through (iv), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not and will not, and the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of NYSE, (ii) under the HSR Act, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished, on a timely basis, all material reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “Company SEC Documents”). Since January 1, 2023, no Subsidiary of the Company has been required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended, restated or superseded prior to the date of this Agreement, as of the date of the last such amendment) each Company SEC Document complied in all material respects with the requirements and provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and the listing and corporate governance rules and regulations of NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Knowledge of the Company, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein).

(c) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and were prepared in accordance with GAAP as applied by the Company (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act), subject in the case of interim Company SEC Financial Statements, to normal year-end adjustments and the absence of notes and to any other adjustments described therein, including any notes thereto, or with respect to pro-forma financial information, subject to the qualifications stated therein. Neither the Company nor any of its Subsidiaries is a party to any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”)).

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Documents. The Company and its Subsidiaries have established and maintain a system of internal controls over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act), which is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January 1, 2023, none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Company’s independent registered accountants has identified (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting utilized by the Company or any of its Subsidiaries, (ii) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s preparation of financial statements or internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing.

(e) The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent and whether or not accrued), whether or not required by GAAP to be reflected or reserved against on a consolidated balance sheet of the Company (or the notes thereto), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the other Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.6 Absence of Certain Changes or Events. Since December 31, 2024 through the date of this Agreement, except with respect to the negotiation, execution and delivery of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice, and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, would reasonably be expected to have, a Company Material Adverse Effect. Since December 31, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a material breach of, or required Parent’s consent pursuant to, clauses (d), (f), (h), (j), (i), (m) and (u) of Section 5.1 had the covenants therein applied since such date.

3.7 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, on each applicable filing date, on the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not false or misleading (except that no representation or warranty is made by the Company to such portions thereof that relate to Parent and its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein). The Proxy Statement will comply in all material respects with the requirements of the Exchange Act and other applicable Laws (provided, that, such representation and warranty shall not be made by the Company with respect to such portions thereof that relate to Parent and its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein).

3.8 Legal Proceedings. Since January 1, 2023, there have been no Proceedings pending, threatened in writing or, to the Knowledge of the Company, threatened orally against the Company or any of its Subsidiaries or involving any of their respective assets, properties, products or services or any of the officers or directors of the Company or any other Person whose liability or obligation the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries or any of their respective assets, properties, products or services or any of the officers or directors of the Company or any other Person whose liability or obligation the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law is subject to any Order, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no pending Proceeding or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation, of any of the Transactions.

3.9 Compliance with Laws and Orders.

(a) The Company and its Subsidiaries are in compliance, and since January 1, 2023 have been in compliance, with all Laws and Orders applicable to the Company or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries) except where any noncompliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the

Company, oral notice since January 1, 2023 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Entity relating to the Company or any of its Subsidiaries or (ii) from any Governmental Entity alleging that the Company or any of its Subsidiaries is not in compliance with any applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) In the last five (5) years, neither the Company nor any of its Subsidiaries, nor any director, officer, employee or, to the Knowledge of the Company, any other third party (including the Company’s or any of its Subsidiaries’ respective Representatives) acting on behalf of the Company or any such Subsidiary, has (i) directly or indirectly violated any Anti-Corruption Law, (ii) offered, paid, promised to pay, authorized, solicited, provided, received or given any payment or anything of value to a Government Official for the purpose of influencing any act or decision in violation of his or her lawful duty or (iii) induced a Government Official to use his or her influence to affect or influence any act or decision of a Governmental Entity.

(c) In the last five (5) years, neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, or to the Knowledge of the Company, employees has been the subject of any actual, suspected or threatened allegations, investigations (internal or governmental), litigation, voluntary or directed disclosures to any Governmental Entity (including, but not limited to, the U.S. Department of Justice, U.S. Securities Exchange Commission or U.K. Securities Fraud Office), whistleblower reports or other issues in any way related to the Anti-Corruption Laws. The Company has maintained and enforced policies and procedures designed to ensure compliance by the Company, its Subsidiaries and their respective Representatives with the Anti-Corruption Laws.

(d) The Company and each of its Subsidiaries has, and each of their respective directors, officers and, to the Knowledge of the Company or employees (in each case, in their roles as such and solely with respect to clauses (i) and (ii) below) has, since April 24, 2019: (i) complied in all material respects with applicable Trade Controls and Sanctions; (ii) not engaged in a transaction or dealing, direct or indirect, in, with, involving, or for the benefit of, a Sanctioned Country or Sanctioned Person, in violation of applicable Sanctions; and (iii) maintained in place and implemented and enforced controls, policies, procedures and systems designed to promote and ensure compliance with applicable Trade Controls and Sanctions. None of the Company, any of its Subsidiaries nor any of their respective directors, officers, employees, or Representatives is a Sanctioned Person or subject to debarment or any list-based designations under any Trade Controls.

(e) Neither the Company nor any of its Subsidiaries: (i) produce, design, test, manufacture, fabricate or develop one or more “critical technologies,” within the meaning of such term in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (ii) perform any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure,” within the meaning of such term in the DPA; or (iii) maintain or collect, directly or indirectly, “sensitive personal data,” within the meaning of such term in the DPA, of U.S. citizens.

3.10 Permits. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023: (a) the Company and each of its Subsidiaries have all required governmental licenses, permits, certificates, approvals and authorizations (“Permits”) necessary for the conduct of their business as presently conducted and such Permits are valid and in full force and effect; (b) neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from any Governmental Entity threatening to revoke, withdraw, suspend or cancel any such Permit or to initiate an investigation or review of the Company or any of its Subsidiaries; and (c) the Company and each of its Subsidiaries are in material compliance with the terms of such Permits.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan, except for any employment agreements, offer letters, compensatory agreements or consultancy agreements for employees or consultants who are natural persons that are, in all material respects, consistent with the standard form previously made available to Parent and listed on Section 3.11(a) of the Company Disclosure Schedule. “Company Benefit Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program, policy or Contract, or (iii) other benefit or compensation plan, agreement, arrangement, program, policy or Contract providing for pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-based compensation, stock purchase, employee stock ownership, vacation, holiday pay, sick pay or other paid time off, bonus or other incentive plans, medical, retiree medical, hospitalization, vision, dental or other health plans, disability, life insurance plans, and other employee benefit and welfare plans or fringe benefit plans, in each case, that is sponsored, maintained, administered, contributed to or entered into, or required to be contributed to or entered into, by the Company or its Subsidiaries, or to which the Company or its Subsidiaries has or would reasonably be expected to have any liability or obligation; provided, that a Company Benefit Plan does not include any plan, agreement, arrangement, program, policy or Contract required to be provided to or in respect of a current or former director, officer, employee, individual independent contractor or other service provider of the Company or its Subsidiaries (each, a “Service Provider”) that is sponsored or maintained by a Governmental Entity.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, a true, current and complete copy of: (i) the most recent plan document (including all amendments thereto) (or in the event of no written plan, agreement, arrangement, program or policy, a description of the material terms thereof); (ii) all trust, insurance, annuity and other funding contracts, (iii) Forms 5500, with schedule attached, filed for the three (3) most recent plan years; (iv) the most recent summary plan description, together with any subsequent summaries of material modifications; (v) the most recently prepared actuarial reports and financial statements; (vi) a copy of the most recent determination, opinion or advisory letter from the IRS, if any; (vii) nondiscrimination testing reports for the three (3) most recently complete plan years; and (viii) all material, non-routine correspondence with any Governmental Entity during the preceding three (3) years.

(c) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status or is entitled to rely on a favorable opinion or advisory letter from the IRS and, to the Knowledge of the Company, no fact or event has occurred that would adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any associated trust.

(d) Except as would not reasonably be expected to result, and has not resulted, individually or in the aggregate, in a material liability to the Company and its Subsidiaries:

(i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA, the Patient Protection and Affordable Care Act and the Code;

(ii) all contributions, payments, distributions and premiums required to be made have been fully and timely made or, if not yet payable or due, properly accrued to the extent required;

(iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan, and neither the Company nor, to the Knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of the Code) has any liability for breach of fiduciary duty with respect to any Company Benefit Plan; and

(iv) no Proceeding, claim, arbitration or mediation has been brought or, to the Knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor, other than routine claims for benefits.

(e) No Company Benefit Plan is, and none of the Company, its Subsidiaries or their respective ERISA Affiliates has any liability or obligation with respect to, a multiemployer pension plan (as defined in Section 3(37) of ERISA), other pension plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA) or plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f) Except as expressly contemplated by this Agreement, neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former director, officer, employee, individual independent contractor or other service provider of the Company or any of its Subsidiaries to any payment or increase of compensation or benefit (including any change of control, bonus, retention or severance pay) by the Company or its Subsidiaries or any of their respective affiliates, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits by the Company or its Subsidiaries or any of their respective affiliates, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan, or any restriction on the right of the Company or any of its Subsidiaries or, after the consummation of the Transactions, the Surviving Corporation or Parent, to merge, amend or terminate any of the material Company Benefit Plans, or (iv) result in any payment or series of payments that may reasonably constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any Person.

(g) No Company Benefit Plan provides or is required to provide post-employment, medical, disability, life insurance or other welfare benefits to any current or former Service Provider (or their dependents) following such Service Provider’s termination of employment, other than as required by Law or at the cost of the Service Provider. No Service Provider is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(h) All Company Benefit Plans maintained outside the jurisdiction of the United States or for the benefit of any Service Provider working outside of the United States comply in all material respects with applicable local Law (including any registration obligations), and all such Company Benefit Plans that are intended to be (i) funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries or (ii) qualified for special tax treatment are so qualified.

(i) All Company Options, Company RSUs, Company PSUs and the Britehouse Phantom Award are evidenced by written award agreements, in each case, substantially in the forms that are publicly filed or have otherwise been made available to Parent prior to the date hereof. Each Company Option, Company RSU, Company PSU and Britehouse Phantom Award may, by its terms, be treated in accordance with Section 2.4, without the consent of any holder thereof.

3.12 Employee and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, bound by or negotiating a collective bargaining agreement, agreement with any works council or similar labor contract with any Union (a “Labor Agreement”) and, to the Knowledge of the Company, no employees of the Company or any of its Subsidiaries are represented by a Union in connection with their employment by the Company or any of its Subsidiaries, other than national or industry-wide Labor Agreements outside of the United States. As of the date hereof, with respect to the employees of the Company and its Subsidiaries, there are no, and since January 1, 2023 there has been no, pending or, to the Knowledge of the Company, threatened (i) representation or certification proceedings or unfair labor practice complaints brought before or by the National Labor Relations Board or any other labor relations tribunal or authority, (ii) Union organizing efforts or campaigns or (iii) labor strikes, lockouts, slowdowns, stoppages or other organized work interruptions or material labor-related grievances or disputes.

(b) Since January 1, 2023, neither the Company nor any of its Subsidiaries has implemented any “plant closing” or “mass layoff,” in each case, as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar state Law (collectively, the “WARN Act”), or any other action that triggered notice obligations under the WARN Act, nor has the Company or any of its Subsidiaries planned or announced any such actions as of the date hereof.

(c) Except where any noncompliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, hiring, background checks, health and safety, wages and hours, overtime, pay equity, pay transparency, worker classification, child labor, immigration and work authorizations (including Form I-9 compliance), employment discrimination, harassment, retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, terminations, collective bargaining, labor relations, fair labor standards, family and medical leave and other leaves of absence, sick time, unemployment insurance, and any other labor and employment-related matters.

(d) In the three (3)-year period immediately prior to the date hereof, the Company and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations found to have merit. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material loss to the Company or any of its Subsidiaries and no such allegations have been made that, if known to the public, would reasonably be expected to bring the Company or any of its Subsidiaries into material dispute.

3.13 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Since January 1, 2023, the Company and each of its Subsidiaries (i) is, and has been, in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) has held and holds all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, and (iii) is, and has been, in compliance with their respective Environmental Permits.

(b) Since January 1, 2023, there have been no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(c) Since January 1, 2023, none of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with or liability under Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, (ii) has had, or has, any material liability or obligation (contingent or otherwise) relating to any Release or disposal of, contamination by, or exposure of any person to any Hazardous Materials or (iii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14 Real Property; Title to Assets.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property and (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto. No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens or as set forth on Section 3.14(a) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries owns any real property. The Company Leased Real Property constitutes all of the material real property used or necessary for use in connection with the conduct of the business of the Company and its Subsidiaries as presently conducted.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s interest and, to the Knowledge of the Company, the applicable landlord’s interest, in the Company Leased Real Property is in compliance with all existing Laws applicable to such Company Leased Real Property and (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the Knowledge of the Company, there are no such Proceedings threatened, affecting any portion of the Company Leased Real Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have a valid leasehold or occupancy interest in the Company Leased Real Property as necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted, free and clear of all Liens except Permitted Liens, and (ii) the Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens) and all such property is in good operating condition and repair (ordinary wear and tear excepted) and is suitable for its present use.

3.15 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns that are required to be filed by, or with respect to, any of the Company or its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and accurate. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(b) Each of the Company and its Subsidiaries has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Returns).

(c) The Company and its Subsidiaries have withheld and paid any Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor, stockholders of the Company (or any of its Subsidiaries) or any other Person.

(d) No deficiencies for Taxes have been claimed, proposed or assessed, in each case, in writing by any Governmental Entity against the Company or any of its Subsidiaries.

(e) There is no pending or ongoing audit, examination, investigation or other Proceeding with respect to Taxes of the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has agreed in writing to any waiver or extension of any statute of limitations with respect to Taxes, which waiver or extension remains in effect, nor is any written request for any such extension or waiver currently outstanding.

(h) There are no Liens for Taxes upon any property or asset of the Company or any of its Subsidiaries (other than Permitted Liens).

(i) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code.

(j) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability for Taxes pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) has been a member of an affiliated group filing a consolidated return for U.S. federal income tax purposes, other than a group of which the Company has been the common parent, or any similar group for federal, state, local or foreign Tax purposes. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (other than Contracts entered in the ordinary course of business and not relating primarily to Taxes).

(k) Neither the Company nor any of its Subsidiaries has been a party to a transaction that is or is substantially similar to a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or non-

U.S. Law) requested or filed prior to the Closing, (ii) prepaid amount received, deferred revenue accrued, or any installment sale or open transaction disposition made prior to the Closing Date outside the ordinary course of business, or (iii) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into on or prior to the date hereof.

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets, properties or businesses are bound (including any material amendments, supplements and modifications thereto):

(i) any Contract, individually or in the aggregate, (A) with a Top Customer or (B) with any other third party providing for the purchase of goods and services from the Company or any of its Subsidiaries and that generated revenue from such third party in excess of $300,000 in the aggregate for the Company or any of its Subsidiaries during the twelve (12)-month period ended September 30, 2025;

(ii) any Contract, individually or in the aggregate, (A) with a Top Vendor or (B) for the purchase of materials, supplies, goods, services (other than investment bankers, attorneys, accountants and other advisors), equipment or other assets for which payments by the Company or any of its Subsidiaries in excess of $450,000 were made during the twelve (12)-month period ended September 30, 2025;

(iii) to the extent not already set forth in any other clause in Section 3.16(a) of the Company Disclosure Schedule pursuant to this Section 3.16(a), any Contract requiring capital expenditures by the Company or any of its Subsidiaries in an amount in excess of $250,000;

(iv) Contracts concerning the establishment or operation of a material partnership or joint venture;

(v) Contracts containing (A) a license or any similar permission granted by the Company or any of its Subsidiaries to any third Person with respect to any Company-Owned Intellectual Property, excluding Contracts pursuant to which the Company or any of its Subsidiaries grant non-exclusive licenses granted to customers, distributors, vendors, integration partners or service providers supporting the Company in the ordinary course of business, and (B) a license or any similar permission granted by any third Person to the Company or any of its Subsidiaries with respect to any material Intellectual Property, excluding “shrink wrap,” “click through,” and non-exclusive licenses to commercially available Software, technology or services with total annual aggregate license or other fees under $500,000;

(vi) the lease agreements of the Company or any of its Subsidiaries for each Company Leased Real Property (each, a “Company Lease Agreement”);

(vii) Contracts containing (A) a covenant materially restricting the ability of the Company or any of its Subsidiaries or affiliates to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers; (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms; (C) a right of first refusal or right of first offer or similar right that limits the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of assets, rights or properties, or (D) a provision granting the other party exclusivity or similar rights in respect of the business of the Company or any of its Subsidiaries or affiliates;

(viii) indentures, credit agreements, loan agreements, convertible notes, bonds, debt securities and similar instruments pursuant to which the Company or any of its Subsidiaries (x) has incurred or assumed, or will incur or assume, any indebtedness for borrowed money or (y) has guaranteed or otherwise become liable, or will guarantee or otherwise become liable, for any indebtedness of any other Person for borrowed money (including debt securities) in excess of $250,000, other than any indentures, credit agreements, loan agreements or similar instruments solely between or among any of the Company and any of its Subsidiaries;

(ix) any Contract that is a Labor Agreement, other than national, industry-wide, or sector-specific agreements outside of the United States;

(x) Contracts under which there has been imposed a Lien (other than a Permitted Lien) on any of the material assets, tangible or intangible, of the Company or any of its Subsidiaries;

(xi) any Contract that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) outside of the ordinary course of business for aggregate consideration under such Contract in excess of $250,000 that was entered into after January 1, 2023 or pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding;

(xii) since January 1, 2023, any written settlement, conciliation or similar agreement or standstill or tolling agreement, in each case, (x) that contemplates payments in excess of $1,000,000 in the aggregate or (y) pursuant to which the Company or any of its Subsidiaries has any material outstanding payment, indemnification or other material obligations;

(xiii) each Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or affiliate (other than a wholly-owned Subsidiary) of the Company or any of its Subsidiaries, any beneficial owner, directly or indirectly, of more than five percent (5%) of the shares of the Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, affiliate, beneficial owner or family member; or

(xiv) any Contract not otherwise described in any other subsection of this Section 3.16(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Contracts (1) set forth in Section 3.16(a) of the Company Disclosure Schedule, (2) described in any of clauses (i) through (xiv) of Section 3.16(a), or (3) filed or required to be filed as exhibits to the Company SEC Documents (collectively, the “Company Material Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary party thereto in accordance with their respective terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) the Company or the applicable Subsidiary is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and (iii) since January 1, 2023, neither the Company nor any of its Subsidiaries has received written notice of termination or non-renewal or violation of, or any actual failure to comply with, any term or requirement of any Company Material Contract. Subject to applicable Law and redaction of competitively sensitive information, true, complete and correct copies of each Company Material Contract (excluding any Contracts set forth in clause (2) of the “Company Material Contracts” definition) (and any material amendments, supplements and modifications thereto) in effect as of the date hereof have been made available to Parent or publicly filed with the SEC prior to the date hereof (it being acknowledged by Parent and Merger Sub that each Company Material Contract filed by the Company with the SEC shall be deemed to have been made available to Parent and Merger Sub).

3.17 Intellectual Property; Data Privacy and Security

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) internet domain name registrations, in each case, that are owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiaries have made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining all Company Registered Intellectual Property. Other than any pending applications included therein, all material Company Registered Intellectual Property is subsisting and, valid and enforceable. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Proceeding is pending, threatened in writing, or, to the Knowledge of the Company, threatened orally that challenges the validity, enforceability or ownership of any material Company Registered Intellectual Property and since January 1, 2023, neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice challenging such validity, enforceability or ownership of any Company Registered Intellectual Property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole owner of, and possesses, all right, title and interest in and to the Company-Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens); (ii) the Company or one of its Subsidiaries owns or has the right to use all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as presently conducted, including the development, use, marketing, distribution, licensing out and offering as a service of any Software Product; (iii) neither the Company nor any of its Subsidiaries has granted any exclusive rights in any Company-Owned Intellectual Property to any third party; and (iv) neither the execution and delivery of this Agreement by the Company nor the performance of this Agreement by the Company will result in the loss, forfeiture, termination or impairment of, or give rise to a right of any Person to limit, terminate or consent to the continued use of, any rights of the Company or any of its Subsidiaries in any Company-Owned Intellectual Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third Person; (ii) neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice since January 1, 2023, alleging any such infringement, misappropriation, dilution or violation (including any written claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person), other than takedown notices received in the ordinary course of business and processed in material accordance with the Company’s standard procedure; and (iii) no Person is infringing, misappropriating, diluting or otherwise violating any material Company-Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging that any third Person is infringing, misappropriating, diluting or otherwise violating any Company-Owned Intellectual Property in any material respect.

(d) The Company and its Subsidiaries have maintained commercially reasonable practices designed to protect and preserve the confidentiality of all material confidential information and trade secrets owned by, or in the possession and control of, the Company and its Subsidiaries and any material confidential information provided by any third party to Company or any of its Subsidiaries under a written obligation of confidentiality (collectively, “Confidential Information”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all current and former employees and contractors of the Company and its Subsidiaries, and any third party that has been granted access to Confidential Information, have executed and delivered to the Company or one of its Subsidiaries a written agreement regarding the protection of such Confidential Information. There has been no breach of confidentiality obligations with respect to Confidential Information on the part of the Company or any of its Subsidiaries or by any third party, except, in each case, where such breach has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The source code that embodies any material Company-Owned Intellectual Property contained in the Company Proprietary Software (the “Company Source Code”) is and has been maintained in confidence by the Company and its Subsidiaries (other than disclosure to employees, contractors or any other Persons working with or on behalf of the Company or any of its Subsidiaries and subject to confidentiality obligations). No such source code has been delivered, licensed or otherwise made available by the Company or any of its Subsidiaries to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or any of its Subsidiaries other than service providers bound by non-disclosure obligations who are authorized to use such source code solely for the benefit of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or otherwise make available such source code to any escrow agent. As of the date hereof, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of such source code currently in use by the Company or any of its Subsidiaries to any Person who is not an employee of the Company or its Subsidiaries (or otherwise working with or on behalf of the Company or any of its Subsidiaries and subject to confidentiality obligations).

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all terms and conditions of any license for Open Source Software that are contained in, incorporated into, linked or called by, distributed with or otherwise used in the Company Proprietary Software. The Company and its Subsidiaries have not (i) incorporated Open Source Software, (ii) distributed Open Source Software or (iii) used Open Source Software in such a way that creates an obligation for any Company Source Code to be (A) disclosed, made available, offered or delivered to any third party, (B) licensed for the purpose of making derivative works, or be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (C) redistributed at no charge.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the computer systems (including the Software, hardware, networks, platforms and related systems) owned, leased or licensed or otherwise used in connection with the business of the Company or any of its Subsidiaries (collectively, the “Company Systems”) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted, and (ii) since January 1, 2023, there have been no failures, breakdowns, or continued substandard performance or other similar adverse events affecting any Company Systems that have caused any disruption or interruption in the use of such Company Systems or the conduct of the Company’s business (each, a “Company System Interruption”). The Company and its Subsidiaries maintain commercially reasonable information security, disaster recovery and business continuity plans, procedures and facilities, designed to (A) protect the confidentiality, integrity and security of the Company Systems, and (B) in the event of a Company System Interruption, restore the Company Systems for use in the conduct of the Company’s and its Subsidiaries’ business within a commercially reasonable period of time; and the Company and its Subsidiaries use commercially reasonable efforts to comply with such plans and procedures.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company Systems nor the Software Products contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a Company System on which such code is stored or installed (collectively, “Malicious Code”). The Company and its Subsidiaries have implemented commercially reasonable measures designed to prevent the introduction of Malicious Code into the Software Products and Company Systems (in each case, to the extent within the control of the Company), including firewall protections and regular virus scans.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, the Company and its Subsidiaries have implemented and maintained industry standard administrative, technical, physical and organizational security measures, including written policies and procedures designed to protect the integrity, confidentiality and security of the Company Systems and the Personal Data stored therein or transmitted or Processed thereby. Since January 1, 2023, neither the Company or its Subsidiaries, nor, to the Knowledge of the Company, any third-party Person Processing Personal

Information on behalf of the Company or any of its Subsidiaries (each, a “Data Partner”), has suffered any material Security Incident, including malware, ransomware, virus, compromise of credentials, or denial-of-service attacks that would require notification of law enforcement or any Person. The Company and its Subsidiaries engage in commercially reasonable due diligence of Data Partners before allowing such Data Partners to access, receive or Process Personal Data, and use commercially reasonable efforts to monitor such Data Partners’ Processing activities to the extent required by applicable Information Privacy Requirements.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, the Company and its Subsidiaries have in all material respects Processed Personal Data in compliance with applicable Information Privacy Requirements and, in each case, to the extent required by such Information Privacy Requirements, have (i) had a valid legal basis for Processing such Personal Data; (ii) prior to the collection of any such Personal Data, provided all privacy notices to and obtained any legally required consents from individuals for the Processing of their Personal Data as conducted by or for the Company and its Subsidiaries; (iii) refrained from selling or sharing (as defined by the applicable Information Privacy Requirements) Personal Data, except where such selling or sharing have complied with the Information Privacy Requirements; and (iv) complied with the known and applicable privacy choices (including opt-out preferences) of the applicable data subjects after receiving notice of such privacy choices. Since January 1, 2023, no Proceeding or investigation has been filed, commenced or threatened in writing, or to the Knowledge of the Company, orally, against, the Company or any of its Subsidiaries alleging, and neither the Company nor its Subsidiaries have given any written notice of, any failure to comply in all material respects with any applicable Information Privacy Requirements, and neither the Company nor any of its Subsidiaries have received any written correspondence form any Person relating to actual or alleged material non-compliance with any applicable Information Privacy Requirement.

(k) Except as set forth on the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is required under applicable Information Privacy Requirements to register with or provide notice to any Governmental Entity in connection with the Processing of Personal Data by the Company or any of its Subsidiaries or (ii) participate in any binding privacy or security program sponsored by a government or standard setting organization. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries Process the Personal Data of any natural Person known to them to be under the age of majority under applicable Information Privacy Requirements in the relevant jurisdictions.

(l) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not transferred or permitted the transfer of Personal Data originating in the European Economic Area or United Kingdom outside the European Economic Area or United Kingdom, except where such transfers have complied with applicable Information Privacy Requirements.

3.18 Insurance. True, correct and complete copies of all currently effective material insurance policies issued in favor of, maintained by or covering the Company or any of its Subsidiaries or any of their respective assets, properties or operations, have been made available to Parent prior to the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid and (b) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies, or has received any written notice of any threatened termination of, or material premium increase with respect to, any such insurance policy. Since January 1, 2023, there has been no claim under any such insurance policy as to which coverage has been questioned, denied or disputed thereunder.

3.19 Broker’s Fees. Except for the financial advisor’s fees set forth in Section 3.19 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.20 Opinion of the Company’s Financial Advisor. Allen & Company LLC, the Company’s financial advisor, has delivered to the Company Board an opinion in writing or orally, in which case, such opinion will be confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by the holders of Company Common Stock (other than, as applicable, holders of Company Common Stock who execute the Voting and Support Agreement in connection with the Transactions, Parent, Merger Sub and their respective affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.21 Top Customers and Top Vendors. Section 3.21 of the Company Disclosure Schedule sets forth a correct and complete list of (a) the Top Customers and (b) the Top Vendors. Neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral notice of the intention or desire of any Person to terminate, not renew or materially modify the terms of any Contract with a Top Customer or Top Vendor. No Top Customer or Top Vendor has materially modified or reduced, canceled or terminated its relationship with the Company or any of its Subsidiaries.

3.22 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3 (as modified by the Company Disclosure Schedule) or any of the certificates, instruments or other agreements to be executed and delivered in accordance with the terms and provisions of this Agreement, as applicable, none of the Company or any other Person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3 (as modified by the Company Disclosure Schedule) or any of the certificates, instruments or other agreements to be executed and delivered in accordance with the terms and provisions of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule delivered by Parent and Merger Sub to the Company (the “Parent Disclosure Schedule”) concurrently with the execution of this Agreement (with specific reference to the representations and warranties in this Article 4 to which the information in such schedule relates; provided, that, disclosure in the Parent Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on the face of such disclosure that such disclosure relates to such other sections), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets, and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by each of Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or the consummation by each of Parent and Merger Sub of the Transactions to which it is a party. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

4.3 No Conflicts.

(a) The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub; (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each, a “Parent Subsidiary” and collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected; or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to, any Contract or Permit to which Parent or any Parent Subsidiary is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) under the Exchange Act and the rules and regulations of NYSE; (ii) as required under the HSR Act and any other applicable Competition and Investment Screening Laws; (iii) the filing and recordation of the Certificate of Merger, as required by the DGCL; and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4 Litigation. There is no Proceeding pending, or, to the Knowledge of Parent, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or that challenges the validity or propriety of the Merger.

4.5 Financing. Parent has and, will have available to it at the Closing, unencumbered cash or cash equivalents that are in the aggregate sufficient to (i) consummate the Transactions in accordance with the terms hereof; (ii) pay any and all fees and expenses required to be paid at Closing by Parent and Merger Sub in connection with the Transactions; and (iii) satisfy all of the other payment obligations of Parent and Merger Sub that are required to be satisfied at the Closing in accordance with the terms and conditions set forth in this Agreement.

4.6 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, on each filing date, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not false or misleading (except that no representation or warranty is made by Parent or Merger Sub to such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein).

4.7 Ownership of Company Capital Stock. None of Parent, Merger Sub or any Parent Subsidiary beneficially owns any Shares or other Equity Interests in the Company as of the date hereof. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.8 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to its formation and execution and delivery of this Agreement and the performance of the Transactions, has not engaged in any business or other activities prior to the date hereof. As of the date hereof, Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent has a right to acquire any Equity Interests of Merger Sub.

4.9 Brokers. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.10 No Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company, and each of them acknowledges that it and its Representatives have received access to books and records, facilities, equipment, contracts and other assets of the Company, and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions, including the accuracy or completeness thereof, other than the representations and warranties contained in Article 3 or any of the certificates, instruments or other agreements to be executed and delivered in accordance with the terms and provisions of this Agreement. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective affiliates, stockholders, controlling Persons and Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub, any Parent Subsidiary, or their respective affiliates, stockholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, forecasts, estimates or other forward-looking information) provided or made available (including in any data rooms, teasers, marketing materials, management presentations, confidential information memorandums, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions or any descriptive or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling Persons or Representatives, except as, and only to the extent, expressly set forth in Article 3 or any of the certificates, instruments or other agreements to be executed and delivered in accordance with the terms and provisions of this Agreement.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except (i) as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, (ii) as required by applicable Law, or (iii) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to (a) conduct its operations in all material respects only in the ordinary course of business and (b) substantially preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities and other Persons with which the Company or any of its Subsidiaries has significant business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of this Section 5.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision. Without limiting the foregoing, except (i) as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions:

(a) amend the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries;

(b) (i) form any Subsidiary, (ii) enter into any new line of business that would materially change the business of the Company and its Subsidiaries, taken as a whole, as of the date hereof, or abandon or discontinue any material and existing line of business, (iii) authorize or effect any material change to the principal business of the Company and its Subsidiaries, taken as a whole, as currently conducted and as currently proposed to be conducted, or (iv) agree to any covenant materially limiting the ability of the Company or any of its affiliates or Subsidiaries to compete or engage in any line of business or to compete with any Person in any geographic area;

(c) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of Company Options or settlement of Company RSUs or Company PSUs, or the issuance of Shares pursuant to the Company Employee Stock Purchase Plan, in each case, to the extent such right is outstanding as of the date hereof or is granted not in contravention of this Agreement and in accordance with their terms;

(d) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any material property (including the Company Leased Real Property) or assets of the Company or any of its Subsidiaries (other than Intellectual Property) having a value in excess of $250,000 individually or $500,000 in the aggregate, except (i) between or among the Company and any of its wholly-owned Subsidiaries (or between or among any such Subsidiaries), (ii) with respect to Company Leased Real Property, terminations at the end of the term of the applicable Company Lease Agreement or (iii) as required pursuant to existing Contracts as of the date of this Agreement;

(e) sell, assign, pledge, transfer, encumber, exclusively license or sublicense, abandon, allow to lapse or otherwise dispose of any material Company-Owned Intellectual Property, except for (i) expiration of any Company-Owned Intellectual Property at the end of its statutory term or (ii) otherwise in the ordinary course of business;

(f) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(g) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except with respect to any wholly-owned Subsidiary of the Company;

(h) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except with respect to any wholly- owned Subsidiaries of the Company;

(i) acquire any material assets (including, without limitation, any owned real property or leased real property) (other than acquisitions of raw materials, inventory held for sale and other property in the ordinary course of business) or any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise), other than acquisitions (a) with a purchase price not greater than $250,000 individually and not greater than $500,000 in the aggregate; or (b) pursuant to agreements in effect prior to the execution of this Agreement or arising out of transactions identified on Section 5.01(i) of the Company Disclosure Schedule;

(j) (i) assume, guarantee or incur any indebtedness for borrowed money or issue any debt securities, in each case, in an aggregate principal amount in excess of $500,000, except for intercompany loans between or among any of the Company and its direct or indirect wholly-owned Subsidiaries, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than in the ordinary course of business consistent with past practice or between or among the Company and any of its direct or indirect wholly-owned Subsidiaries) in excess of $500,000 in the aggregate;

(k) assign, terminate, materially amend or waive any material right under any Company Material Contract (or enter into any Contract that, if existing on the date hereof, would have been a Company Material Contract), other than (x) terminations, extensions or renewals as a result of the expiration of the term of such Company Material Contract, (y) entering into any Contract that is on the Company’s standard form Contract, or (z) entering into or materially amending any Contract with a customer, creator or vendor in the ordinary course of business;

(l) except to the extent required by the existing terms of any Company Benefit Plan, (i) increase the compensation or benefits payable or to become payable to Service Providers or grant or award any compensation or benefits, (ii) amend or terminate any Company Benefit Plan, or establish, adopt, or enter into any new arrangement that if in effect on the date hereof would be a Company Benefit Plan, (iii) accelerate vesting, exercisability or funding under any Company Benefit Plan, (iv) terminate (other than for cause) the employment of any employee with annual base compensation of $250,000 or more or hire any employee or (v) modify, extend or enter into, or agree to assume or otherwise be bound by, any Labor Agreement;

(m) implement or announce any “mass layoff” or “plant closing” as defined under the WARN Act, or implement or announce any other action which would trigger the notice requirements of the WARN Act;

(n) (i) voluntarily recognize any Union as the bargaining representative of any employee of the Company or any Subsidiary of the Company or (ii) enter into, terminate or materially modify or amend any Labor Agreement;

(o) (i) settle or agree to settle any Proceeding other than settlements or agreements that involve the payment of monetary damages not in excess of $750,000 in the aggregate (net of the Company’s litigation loss reserve and any insurance coverage maintained by the Company or any of its Subsidiaries), in any case, without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries, or (ii) commence or threaten to commence any Proceeding or make any demand that could involve any payment of monetary damages in excess of $750,000 in the aggregate;

(p) other than as required by GAAP, make any capital expenditures in excess of $500,000 above the aggregate amount of capital expenditures set forth in the capital expenditures budget made available to Parent;

(q) other than in the ordinary course of business: (i) make, change or revoke any material Tax election, (ii) make any material change in any accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity, or change or revoke any material accounting period or method with respect to Taxes, unless otherwise required by applicable Law, (iii) enter into any material settlement or “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any Tax claim, notice, audit, assessment or dispute, (iv) surrender any right to claim a material Tax refund, (v) file any material amended Tax Return, (vi) consent to any extension or waiver of the statute of limitations period applicable to material a Tax claim or assessment or (vii) request or enter into any ruling with a Tax Authority with respect to Taxes;

(r) materially modify the terms and conditions under which the Company’s products and services are offered to customers (other than in the ordinary course of business or as may be required to comply with applicable Law);

(s) make any material amendments to the Company’s insurance policies, or fail to use commercially reasonable efforts to maintain the Company’s insurance policies in effect as of the date hereof or comparable replacement policies with respect to the material assets, operations and activities of the Company and its Subsidiaries;

(t) modify any Privacy Policy or the operation or security of any Company Systems in any manner that is materially adverse to the Company or any of its Subsidiaries, except as required by applicable Law, including in a manner that would restrict the ability of the Company or any of its Subsidiaries to process Personal Data currently Processed by the Company or its Subsidiaries (beyond the restrictions currently contained in such Privacy Policies), unless required otherwise by Information Privacy Requirements;

(u) convene any special meeting of the Company Stockholders (or postpone or adjourn any special meeting), or propose any matters for consideration and a vote of the Company Stockholders (other than the Company Meeting or any special meeting duly called by Company Stockholders); or

(v) authorize or enter into any Contract, or otherwise make any commitment to do any of the foregoing.

5.2 Access to Information; Confidentiality. From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, solely for purposes of furthering the consummation of the Transactions or integration planning relating thereto, the Company shall, and shall cause each of its Subsidiaries to: (a) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries or create risk of damage or destruction to any asset or property of the Company or any of its Subsidiaries, upon reasonable prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof; (b) cause the Company’s and its Subsidiaries’ employees to, and use commercially reasonable efforts to cause their respective Representatives to, reasonably cooperate with Parent and its Representatives during normal business hours upon reasonable prior notice with respect to Parent’s investigation of the Company and its Subsidiaries; and (c) furnish (at Parent’s sole cost and expense) during normal business hours, upon reasonable prior notice, such information (to the extent not publicly available) concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request in writing; provided, however, that, the Company shall not be required to (nor to cause any of its Subsidiaries to) afford such access or furnish such information to the extent the Company, in its reasonable discretion, has determined that doing so would: (i) result in the loss of attorney-client privilege, work-product doctrine or any other applicable legal privilege; (ii) result in the disclosure of any trade secrets of third parties; (iii) be necessary or appropriate to protect competitively sensitive information of the Company and its Subsidiaries; (iv) relate to an Acquisition Proposal, a Company Board Recommendation Change, a Superior Proposal or an Intervening Event (except to the extent required pursuant to Section 5.3); or (v) breach or violate any applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party; provided, however, notwithstanding the foregoing, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to provide such access or information in a manner that would (A) not result in a loss of attorney-client privilege, (B) protect such competitively sensitive information of the Company and its Subsidiaries and (C) not violate any applicable Law or result in a breach of any such obligations of the Company or its Subsidiaries. Nothing in this Section 5.2 shall be construed to require the Company or any of its Representatives to prepare any reports, analyses, appraisals or opinions. Any access to the properties of the Company and each of its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything herein to the contrary, the Company shall not be required to provide access or furnish any information to Parent pursuant to this Section 5.2 to the extent that such access or information is reasonably pertinent to a litigation where the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties. The Confidentiality Agreement, dated as of September 24, 2025, by and between the Company and Bending Spoons S.p.A. (the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.2 by the Company, its Subsidiaries and their respective Representatives.

5.3 Treatment of Acquisition Proposals.

(a) No Solicitation. Except as permitted by Section 5.3(b), as promptly as possible after the date hereof, the Company shall cease any discussions or negotiations with any Person (other than Parent) and its affiliates and Representatives related to, or that could reasonably be expected to lead to, an Acquisition Proposal (including through any provision of non-public information regarding the Company and its Subsidiaries) and shall promptly (and, in any event, within four (4) Business Days of the date hereof) request that each such Person (other than Parent and its Representatives) that has, prior to the execution and delivery of this Agreement, executed a confidentiality agreement in connection with such Person’s consideration of a transaction with the Company, to return or destroy all confidential information furnished to such Person by or on behalf of the Company in connection with any such discussions or negotiations and terminate the access of any Person (other than Parent and its Representatives) to any physical or electronic data room related to a potential Acquisition Proposal. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the valid termination of this Agreement pursuant to Article 7 and the Effective Time, the Company shall not, shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or facilitate the making or submission of any Acquisition Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.3(a) (such as answering unsolicited phone calls) shall not be deemed to facilitate for purposes of, or otherwise constitute a violation of, this Section 5.3); (ii) furnish to any Person (other than to Parent, Merger Sub or their respective Representatives) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person (other than Parent or Merger Sub and their respective Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case that relates to or could reasonably be expected to lead to an Acquisition Proposal; (iii) participate in or engage in discussions or negotiations with any Person that relates to or could reasonably be expected to lead to an Acquisition Proposal; (iv) grant any waiver or release under Section 203 of the DGCL or any other state takeover Law; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract involving an Acquisition Transaction, an “Alternative Acquisition Agreement”).

(b) Superior Proposals. Notwithstanding anything to the contrary in Section 5.3(a), from the date of this Agreement and continuing until the receipt of Company Stockholder Approval, the Company may, directly or indirectly through one (1) or more of its Representatives, participate or engage in discussions or negotiations with, furnish non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to, any

Person (and its Representatives and potential financing sources) that has made or delivered to the Company an Acquisition Proposal after the date of this Agreement only if (i) the Company Board has determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, (ii) the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would be, or would reasonably be likely to be, inconsistent with its fiduciary duties pursuant to applicable Law, and (iii) prior to furnishing any non-public information to such Person, the Company receives from such Person an executed Acceptable Confidentiality Agreement; provided, that, subject to applicable Law, the Company shall promptly make available to Parent and Merger Sub any non-public information concerning the Company or any of its Subsidiaries that is provided to any such Person or its Representatives or potential financing sources pursuant to this Section 5.3(b) that was not previously made available to Parent and Merger Sub prior to, or simultaneously with, furnishing such information to such Person or its Representatives or potential financing sources.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d), at no time after the date of this Agreement may the Company Board or any committee thereof:

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent and Merger Sub; (B) adopt, approve or recommend to the Company Stockholders an Acquisition Proposal; (C) fail to include the Company Board Recommendation in the Proxy Statement; or (D) fail to publicly reaffirm the Company Board Recommendation, or fail to publicly recommend against any such Acquisition Proposal, within ten (10) Business Days after any written request by Parent to do so following the public announcement of any Acquisition Proposal (or such fewer number of days as remains prior to the Company Meeting, so long as such request is made at least two (2) Business Days prior to the Company Meeting), it being understood that the Company will have no obligation to make such reaffirmation on more than two (2) separate occasions (any action described in clauses (A), (B), (C) and (D), a “Company Board Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval:

(i) if the Company receives a bona fide written Acquisition Proposal that did not result from a breach of Section 5.3(a) that the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (x) effect a Company Board Recommendation Change with respect to such Acquisition Proposal or (y) authorize the Company to terminate this Agreement in accordance with the terms and subject to the conditions set forth herein to enter into an Alternative Acquisition Agreement; provided, however, that the Company Board shall not effect a Company Board Recommendation Change or authorize such termination unless:

(A) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(B) the Company has provided prior written notice to Parent and Merger Sub at least four (4) Business Days in advance (the “Notice Period”) that the Company Board has received a Superior Proposal and intends to take such action, which notice shall include the identity of the Person making the Superior Proposal, an unredacted copy of the Superior Proposal that is the basis for the proposed action, it being understood that the delivery of a notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not in and of itself constitute a Company Board Recommendation Change, so long as such notices are delivered privately to Parent and would not reasonably be expected to require public disclosure thereof;

(C) prior to taking such action, the Company and its Representatives, during the Notice Period, shall have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement such that, after taking into account any adjustments to the terms and conditions of this Agreement proposed by Parent, the Company Board would no longer determine that the failure to make a Company Board Recommendation Change in response to such Acquisition Proposal would be inconsistent with its fiduciary duties pursuant to applicable Law or such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that, in the event of any material amendments or revisions to such Acquisition Proposal (including any change to any material economic terms, including price, in each case, which shall be deemed a material amendment or revision for this purpose), the Company shall be required to deliver a new written notice to Parent and Merger Sub as contemplated by Section 5.3(d)(i)(B) and to comply with the requirements of this Section 5.3(d)(i)(C) with respect to such new written notice (it being understood that the Notice Period in respect of such new written notice will be two (2) Business Days); and

(D) in the event of any termination of this Agreement in order to cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 7.1(f), including paying the Company Termination Fee in accordance with Section 7.3;

(ii) the Company Board may effect a Company Board Recommendation Change in connection with an Intervening Event only if the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with its fiduciary duties pursuant to applicable Law; provided, however, that, the Company Board shall not effect such a Company Board Recommendation Change, unless:

(A) the Company has provided prior written notice to Parent and Merger Sub at least three (3) Business Days in advance that the Company Board intends to effect a Company Board Recommendation Change, which notice shall describe the applicable Intervening Event in reasonable detail; and

(B) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such three (3)-Business Day period, shall have negotiated with Parent and its Representatives in good faith (to the extent Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board’s failure to make a Company Board Recommendation Change in connection with such Intervening Event would no longer be reasonably likely to be inconsistent with the fiduciary duties of the Company Board pursuant to applicable Law (as determined in good faith by the Company Board after consultation with the Company’s outside legal counsel).

(iii) Notwithstanding any Company Board Recommendation Change or any other provision of this Agreement to the contrary, unless this Agreement has been validly terminated pursuant to Section 7.1, the Company shall cause the approval of the Merger and the Transactions to be submitted to a vote of the Company Stockholders at the Company Meeting in order to obtain the Company Stockholder Approval.

(e) Notice. From and after the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, the Company shall promptly (and, in any event, within forty-eight (48) hours) notify Parent and Merger Sub in writing if any Acquisition Proposal (or inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal) is received by the Company or any of its affiliates or Representatives, including the Company Board. Such notice shall include (i) the identity of the Person making the Acquisition Proposal, inquiry or offer, (ii) if in writing, a copy of such Acquisition Proposal, inquiry or offer (and if available, drafts of any Contract to effectuate such Acquisition Proposal) and copies of any financing commitments (provided, that any fee letters may be customarily redacted) received by the Company or the Company Board in connection therewith and (iii) if made orally, a summary of the material terms and conditions of such Acquisition Proposal, inquiry or offer. From and after the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, the Company shall (i) keep Parent and Merger Sub reasonably informed of the status and any material changes to any of the material terms or conditions of any such Acquisition Proposal, inquiry or offer (including by providing unredacted copies of all amendments and proposed amendments provided to or by the Company or the Company Board) and (ii) shall notify Parent in writing promptly (and, in any event, within forty-eight (48) hours) after it first enters into discussions or negotiations concerning any such Acquisition Proposal, inquiry or offer or provides non-public information or data to any Person in connection therewith or relating thereto.

(f) Certain Disclosures. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement will prohibit the Company or the Company Board from taking any of the following actions: (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act that does not recommend acceptance of the applicable tender offer or making a “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iii) complying with the Company’s disclosure obligations to the extent required pursuant to applicable United States federal or state Law with regard to an Acquisition Proposal; provided, that, no action or disclosure under any of clauses (i) through (iii) above shall be, or be deemed to permit the Company or the Company Board to effect, a Company Board Recommendation Change except in accordance with Section 5.3(d). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board, to the extent required by Law, that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and/or the operation of this Agreement with respect thereto will not, in and of itself, be deemed to be a Company Board Recommendation Change; provided, that, this Section 5.3(f) shall not be deemed to permit the Company or the Company Board to effect a Company Board Recommendation Change except in accordance with Section 5.3(d).

5.4 SEC Filings; Other Actions.

(a) As promptly as practicable (and in any event within twenty (20) Business Days) after the execution of this Agreement, the Company shall prepare and file the Proxy Statement in preliminary form with the SEC, which shall, subject to Section 5.3, include the Company Board Recommendation. Parent and Merger Sub and their counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and the Company shall give due consideration to any reasonable additions, deletions or changes suggested thereto by Parent and Merger Sub or their counsel. The Company shall use its reasonable best efforts to respond as promptly as practicable to comments by the SEC staff in respect of the Proxy Statement and to cause the definitive Proxy Statement to be mailed to the Company Stockholders as of the record date established for the Company Meeting as promptly as practicable after the date of this Agreement. The Company shall provide Parent and its counsel with copies of any written comments, and shall provide them with a summary of any oral comments, that the Company or its counsel receive from the SEC or its staff with respect to the Proxy Statement as promptly as practicable after receipt of such comments, and any written or oral responses thereto. Parent and its counsel shall be given a reasonable opportunity to review any such responses and the Company shall give due consideration in good faith to any reasonable additions, deletions or changes suggested thereto by Parent and its counsel. Each of Parent and Merger Sub shall (i) reasonably cooperate with the Company in the preparation of the Proxy Statement, (ii) furnish all information that is reasonably necessary or appropriate in connection with the preparation of the Proxy Statement concerning themselves and their affiliates as promptly as reasonably practicable after the date hereof upon receiving a written request from the Company, and (iii) provide such other assistance as soon as reasonably practicable after receiving a request from the Company, in each case, as may be reasonably requested by the Company in the connection with the preparation, filing and distribution of the Proxy Statement.

(b) The Company shall (i) mail the definitive Proxy Statement to the Company Stockholders of record as of the record date for the Company Meeting as promptly as practicable following the date of this Agreement (and in any event within six (6) Business Days following the date on which the SEC confirms that is has no further comments on the Proxy Statement), (ii) as promptly as practicable after the execution of this Agreement take all action necessary in accordance with the DGCL, the Company Charter and the Company Bylaws to establish a record date for the Company Meeting (including conducting “broker searches” in accordance with Rule 14a-13 of the Exchange Act and setting a preliminary record date for such Company Meeting), and duly call, give notice of, convene and hold a meeting of the Company Stockholders no later than thirty (30) days following the mailing of the definitive Proxy Statement (or such later date as Parent and the Company may mutually agree in writing) for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), and (iii) subject to a Company Board Recommendation Change effected in accordance with Section 5.3, include the Company Board Recommendation in the Proxy Statement and use reasonable best efforts to solicit from the Company

Stockholders proxies in favor of the adoption of this Agreement. The Company may postpone or adjourn the Company Meeting from time to time, but on not more than three (3) occasions, (A) with the prior written consent of Parent, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure, which the Company Board (after consultation with outside legal counsel) has determined in good faith is necessary or advisable, and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Meeting, (C) if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement) or is scheduled to reconvene following an adjournment thereof, there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Meeting, or (D) to the extent required by applicable Law; provided, however, that, no such postponement or adjournment shall delay the Company Meeting by more than twenty (20) Business Days from the originally scheduled date of the Company Meeting or ten (10) Business Days from the prior-scheduled date or to a date on or after the fifth (5th) Business Day preceding the Outside Date, without the prior written consent of Parent.

5.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary under this Agreement and applicable Law to consummate and make effective the Merger and the other Transactions as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain any consents, approvals or waivers required to be obtained from Third Parties in connection with the Transactions, including under any Contract to which the Company or Parent or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound; (ii) obtain all necessary actions or nonactions, waivers, approvals, Orders and authorizations from Governmental Entities (including those in connection with applicable Competition and Investment Screening Laws), make all necessary registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity (including in connection with applicable Competition and Investment Screening Laws); and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and fully carry out the purposes of this Agreement. Each of the parties shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, each of the Company and Parent shall have the right to review in advance, and to the extent practicable, each party shall consult with the other party in connection with, all of the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other party with copies of notices or other written substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to such Transactions, and to the extent legally permissible and practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any substantive filing, investigation or other inquiry in connection with the Transactions. In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and shall cause their respective affiliates to, make or cause to be made all filings required under the HSR Act within twenty (20) Business Days after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, but without limiting Parent’s and Merger Sub’s obligations set forth in this Section 5.5, Parent shall, on behalf of the parties, control and direct all communications and strategy in dealing with any Governmental Entity under the HSR Act or other Competition and Investment Screening Laws; provided, that, Parent shall consider in good faith the views and comments of the Company and its outside counsel with respect to such communications and strategies.

(b) Notwithstanding anything in this Agreement to the contrary, Parent agrees to take, or cause to be taken, all actions necessary to avoid, eliminate, and resolve any and all impediments under applicable Competition and Investment Screening Laws that may be asserted by any Governmental Entities or any other Person in connection with the Transactions, including to: (i) resist, contest or defend any Proceeding (including administrative or judicial Proceedings) challenging the Merger or the completion of the Transactions, (ii) propose, negotiate, commit to, or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, separation, licensing or disposition of any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries or (iii) accept any operational restrictions or otherwise take or commit to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent or the Company or any of their respective Subsidiaries, in each case, as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, which would otherwise have the effect of preventing or materially delaying the Closing, as applicable (each such action described in clause (ii) or clause (iii) above, a “Remedial Action”); provided, however, notwithstanding the foregoing or anything in this Agreement to the contrary, (x) nothing in this Agreement shall require any party or any of its respective affiliates or Subsidiaries to take any Remedial Action, and (y) the Company shall not take or permit any of its Subsidiaries to take, without the prior written consent of Parent, any Remedial Action that is not conditioned on the consummation of the transactions contemplated hereby; provided, further, that neither Parent nor any of its Subsidiaries shall be required to (x) accept any operational restrictions or otherwise take or commit to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or (y) sell, divest, separate or dispose of any assets, properties or businesses of (1) the Parent or any of its Subsidiaries if, in the case of either clauses (x) or (y), any such action would reasonably be expected to give rise to or result in a material adverse effect on the value of the Parent and its Subsidiaries, taken as a whole or (2) the Company or any of its Subsidiaries if, in the case of either clauses (x) or (y), any such action would reasonably be expected to give rise to or result in a material adverse effect on the value of the Company and its Subsidiaries, taken as a whole.

(c) From and after the date hereof until the earlier of the Closing and the valid termination of this Agreement in accordance with Article 7, neither Parent nor any of its Subsidiaries shall acquire or agree to acquire any entity, business, equity or assets of any Person if the entering into of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to prevent or delay beyond the Outside Date, the receipt of any waivers, approvals, Orders and authorizations from Governmental Entities (including those in connection with applicable Competition and Investment Screening Laws) in connection with the Merger and the other Transactions; provided, however, notwithstanding the foregoing, nothing in this Section 5.5 shall prohibit or restrict Parent or any of its affiliates or Subsidiaries from acquiring any entity, business, equity or assets of any Person in accordance with the terms of, or performing any of its obligations under or consummating any of the transactions contemplated by, any definitive agreement entered into by any such Person prior to the date hereof.

5.6 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions, if the failure of such party to obtain such consent would be material to the Company, the Surviving Corporation, Parent or Merger Sub; (b) receipt of any notice or other communication from any Governmental Entity or NYSE (or any other securities market) in connection with the Transactions, if the subject matter of such communication would be material to the Company, the Surviving Corporation, Parent or Merger Sub; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied. Any such notice pursuant to this Section 5.6 shall not affect any representation, warranty, covenant or agreement contained in this Agreement, and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 6 have been satisfied or give rise to any right of termination set forth in Article 7.

5.7 Public Announcements. Except as otherwise permitted under Section 5.3 or in connection with any Proceeding between the Company or its affiliates, on the one hand, and Parent or its affiliates, on the other hand, so long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not issue any press release or make any public statement with respect to the Merger, the Transactions or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (x) to the extent required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, in which case, the party required to make the release or announcement shall use its reasonable best efforts to allow each other party a reasonable opportunity to comment on such release or announcement in advance of such issuance; or (y) any press release or public statement that only includes information that is consistent with, and was previously disclosed in, any press releases, public disclosures or public statements made jointly by the parties and approved in accordance with this Section 5.7 (or individually, if approved by the other party in accordance with this Section 5.7). In addition, the Company may, without Parent’s or Merger Sub’s consent, and each of Parent and Merger Sub may, without the Company’s consent, communicate to their respective employees, customers, suppliers, vendors, partners or consultants with respect to the Merger, the Transactions or this Agreement; provided, that, any such communication shall only include information that is consistent with, and was previously disclosed in, any previous press releases, public disclosures or public statements made jointly by the parties and approved in accordance with this Section 5.7 (or individually, if approved by the other party in accordance with this Section 5.7). Without limiting the foregoing, the initial press release announcing the execution and delivery of this Agreement shall not be issued prior to the written approval thereof by each of the Company and Parent.

5.8 Employee Benefit Matters.

(a) During the period starting on the Closing Date and ending on the twelve (12) month anniversary thereof (the “Post-Closing Benefits Continuation Period”), Parent shall provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide to each employee of the Company and its Subsidiaries who are employed by the Company and its Subsidiaries immediately following the Closing Date (each, a “Continuing Employee”), during any period of employment with the Surviving Corporation and its affiliates following the Closing, (i) base salary or wages that are not less than the base salary or wages provided to such Continuing Employee immediately prior to the Effective Time, and (ii) target and maximum short-term cash incentive compensation opportunities that are no less than the target and maximum short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time; provided, however, that the target and maximum short-term incentive compensation opportunities may be reduced on a dollar-for-dollar basis by the amount that such Continuing Employee’s base salary or wages is increased following the Closing. During the period starting on the Closing Date and ending on December 31, 2026, Parent shall provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide to each Continuing Employee, during any period of employment with the Surviving Corporation and its affiliates following the Closing, other employee benefits (excluding equity or equity-based compensation, retention, change in control, transaction or one-time bonuses, defined benefit pension, nonqualified deferred compensation benefits, retiree health or welfare benefits or severance benefits) that are no less favorable in the aggregate than the other employee benefits (excluding equity or equity-based compensation, retention, change in control, transaction or one-time bonuses, defined benefit pension, nonqualified deferred compensation benefits, retiree health or welfare benefits or severance benefits) provided to the Continuing Employees immediately prior to the Effective Time. For qualifying terminations of employment occurring during the Post-Closing Benefits Continuation Period, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, provide each Continuing Employee with severance benefits that are no less favorable than those set forth on Section 5.8(a) of the Company Disclosure Schedule.

(b) With respect to benefit plans maintained by the Surviving Corporation (including any vacation, paid time-off and severance plans), for purposes of eligibility to participate, level of benefits, and vesting, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to fully treat each Continuing Employee’s service with the Company or any of its Subsidiaries (including any predecessors thereto), as reflected in the Company’s records, as service with the Surviving Corporation and credited to an analogous Company Benefit Plan; provided, however, that, such service need not be recognized to the extent that such recognition would result in any duplication of benefits with respect to the same period of service and the foregoing service credit shall not apply (i) with respect to any defined benefit pension or retiree medical plan, (ii) for purposes of any plan, program, agreement or arrangement established or maintained by Parent or any of its affiliates (“Parent Plan”) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for service or (iii) for purposes of any Parent Plan that is grandfathered or frozen, either with respect to level of benefits or participation.

(c) Immediately prior to the Closing Date, the Company shall have the right to pay, the following, in each case, to the extent such bonuses have not been paid to the applicable Service Provider, annual bonuses for the calendar year 2025 performance period based on actual performance (determined in a manner consistent with past practice, except as otherwise expressly set forth on Section 5.1(l) of the Company Disclosure Schedule).

(d) Parent shall use commercially reasonable efforts, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts, to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan maintained by Parent or any of its affiliates (including the Surviving Corporation) that provides health benefits in which Continuing Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such Continuing Employees as of the Closing Date under the analogous Company Benefit Plan; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by a Continuing Employee and his or her eligible dependents under Company Benefit Plans in which such Continuing Employee participated immediately prior to the Closing Date during the portion of the plan year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans maintained by Parent or any of its affiliates (including the Surviving Corporation) in which such Continuing Employee is eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing Date.

(e) If requested by Parent at least ten (10) Business Days before the Closing Date, effective as of no later than the day immediately preceding the Closing Date, the Company shall take all actions necessary to commence a termination process for any and all Company Benefit Plans intended to qualify under Section 401 of the Code. If Parent delivers notice requesting such termination, the Company shall provide to Parent, at least one Business Day prior to the Closing Date, evidence that the Company has adopted resolutions of the Company Board to terminate any such Company Benefit Plan effective as of the day prior to the Closing Date, conditioned on the occurrence of the Closing. The form and substance of such resolutions shall be subject to the review and comment of Parent (and any such comments shall be considered in good faith). The Company also shall take all such other actions in furtherance of terminating any such Company Benefit Plan as required by the terms of the plan document for such Company Benefit Plan or as Parent may reasonably require. If the Company’s tax-qualified defined contribution 401(k) retirement plan (the “Company 401(k) Plan”) is terminated, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its affiliates (the “Parent 401(k) Plan”) that will cover eligible Continuing Employees effective as soon as administratively practicable after the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall cause the Parent 401(k) Plan to accept from the Company 401(k) Plan the “direct rollover” of the account balance (excluding the in-kind rollover of promissory notes evidencing all outstanding loans) of each Continuing Employee who participated in the Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code.

(f) Parent shall comply with its obligations set forth in Section 5.8(f) of the Company Disclosure Schedule.

(g) Without limiting the generality of Section 8.9, the provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) or other Service Provider shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.8 shall create such rights in any such individuals. Nothing contained in this Agreement shall: (i) guarantee employment or service for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment or service of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective affiliates to adopt or continue any Company Benefit Plan or any other employee benefit plans, agreements, arrangements, programs, policies or Contracts at any time, or prevent the amendment, modification or termination thereof following the Closing; or (iii) amend any Company Benefit Plans or other employee benefit plans, agreements, arrangements, programs, policies or Contracts.

5.9 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, and advance expenses as incurred (but no later than thirty (30) days after the submission of invoices) to, to the fullest extent permitted under applicable Law and the Company Charter or the Company Bylaws in effect as of the date of this Agreement, each present and former director, officer and manager of the Company and its Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnitee”, and collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened Proceeding or other matter, whether civil, criminal, administrative or investigative, arising out of, relating to or resulting from the fact that such Indemnitee is or was a director, officer or manager of the Company or any of its Subsidiaries, whenever asserted (including matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions). Parent shall cause the Surviving Corporation not to settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding, investigation or other matter in which such Indemnitee sought or could have sought indemnification, unless such settlement, compromise, consent or termination includes a full and unconditional release of such Indemnitee.

(b) For a period of no less than six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to (i) maintain in effect the exculpation, indemnification and advancement of expenses provisions as set forth in the Company and its Subsidiaries’ certificate of incorporation, bylaws or similar organizational documents in effect as of the date of this Agreement and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitee.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, procure and maintain for a period no less than six (6) years from and after the Effective Time, directors and officers liability, employment practices liability and fiduciary liability insurance covering the Indemnitees and the other natural persons who are covered by the Company and its Subsidiaries’ directors and officers liability, employment practices liability and fiduciary liability insurance in effect as of the Effective Time (such insurance, “Current Insurance”, and such persons, “Insured Persons”) that provides coverage for acts, omissions, facts, events and other matters occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, no less favorable in the aggregate to the Insured Persons than the Current Insurance from insurers with an A.M. Best Financial Strength Rating of “A-” or better (such insurance, the “D&O Insurance”); provided, however, that, the Surviving Corporation shall not be required to pay an aggregate annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time for the Current Insurance (the “Maximum Amount”), it being understood that if the D&O Insurance is not available or the aggregate annual premium for the D&O Insurance exceeds the Maximum Amount, then the Surviving Corporation shall use reasonable best efforts to, at a minimum, obtain the most advantageous coverage available for the Maximum Amount. Notwithstanding the foregoing, the provisions of the immediately preceding sentence shall be deemed to have been satisfied if, prior to the Effective Time, the Company obtains prepaid non-cancellable “tail” directors and officers liability, employment practices liability and fiduciary liability insurance with respect to Current Insurance policies covering the Insured Persons that provides coverage for acts, omissions, facts, events and other matters occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, no less favorable in the aggregate to the Insured Persons than the Current Insurance and with a reporting period no less than six (6) years from and after the Effective Time; provided, however, that the aggregate premium for such “tail” insurance shall not exceed the Maximum Amount, it being understood that if such “tail” insurance is not available or the aggregate premium for the “tail” insurance exceeds the Maximum Amount, then the Company shall use reasonable best efforts to obtain the most advantageous coverage available for an aggregate cost not exceeding the Maximum Amount, unless otherwise directed in writing by Parent.

(d) With respect to any indemnification obligations of Parent and the Surviving Corporation pursuant to this Section 5.9, Parent and the Surviving Corporation hereby acknowledge and agree that: (i) the Surviving Corporation shall be the indemnitor of first resort with respect to all indemnification obligations of the Surviving Corporation pursuant to this Section 5.9 (i.e., its obligations to an applicable Indemnitee are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such Indemnitee are secondary) and (ii) the Surviving Corporation irrevocably waives, relinquishes and releases any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy.

(e) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

(f) The rights of each Indemnitee under this Section 5.9 (i) shall survive consummation of the transactions contemplated by this Agreement; (ii) are intended to benefit, and shall be enforceable by, each Indemnitee and their respective heirs, administrators, executors, permitted assigns and successors (who shall be third-party beneficiaries of this Section 5.9); and (iii) are in addition to, and not in substitution for, any other rights to indemnification, contribution or insurance that any such Indemnitee (and their respective heirs, administrators, executors, permitted assigns and successors) may have by contract pursuant to the terms of any indemnification agreement in effect as of the date hereof and set forth on Section 5.9 of the Company Disclosure Schedule.

(g) The Surviving Corporation shall, or shall cause any of its Subsidiaries to, advance, and cause to be paid, on a current basis (but no later than thirty (30) days after the submission of invoices to the Surviving Corporation) all attorneys’ fees, costs and expenses actually incurred by any Indemnitee in enforcing his or her rights under this Section 5.9 with respect to any breach by the Surviving Corporation of its indemnification obligations under this Section 5.9, subject to recoupment if a court of competent jurisdiction determines in a final and nonappealable order that no such indemnification is owed to such Indemnitee hereunder; provided, that, the obligations of the Surviving Corporation under this Section 5.9(g) shall not be broader than the advancement obligations of the Company under, and shall be subject to the applicable limitations and conditions set forth in, the Company Charter or the Company Bylaws in effect as of the date of this Agreement.

5.10 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger or any other Transactions contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

5.11 Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all such steps as may be reasonably necessary to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Transaction Litigation. From and after the date hereof until the earlier of the valid termination of this Agreement in accordance with Article 7 and the Effective Time, the Company shall promptly provide written notice to Parent (including copies of all pleadings) and give Parent the opportunity to participate reasonably in advance in the defense, settlement or resolution of, any claim, demand or other Proceeding made or commenced by any Person (other than any of the parties or their respective affiliates), including those related to any stockholder litigation, against the Company or any of its Subsidiaries, any of their respective directors or officers or otherwise relating to any of the Transactions (“Transaction Litigation”). The Company shall keep Parent reasonably informed and promptly provide any material updates regarding any such Transaction Litigation. The Company shall consult with Parent reasonably in advance regarding any strategies or significant decisions with respect to the defense, compromise, resolution or settlement of any such Transaction Litigation, and shall consider in good faith Parent’s (and its legal counsel’s) views, comments and suggestions with respect to any such strategy or decision relating to any Transaction Litigation. The Company shall not settle, compromise or resolve (or offer to settle, compromise or resolve), or make any significant decision (including the filing of any “mooting disclosures”) in furtherance of the settlement, compromise or resolution of, any Transaction Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.12, “participate” means that the Company will keep Parent apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that doing so would not result in a waiver of attorney-client privilege between the Company and its outside counsel, as determined in good faith by the Company’s outside counsel) reasonably in advance of making any significant decisions regarding the proposed strategy, and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company shall consider in good faith, but will not be afforded any decision-making power or other authority over such Transaction Litigation, except as set forth in the immediately preceding sentence.

5.13 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of NYSE to enable the delisting by the Company of the Class A Common Stock from NYSE as promptly as practicable after the Effective Time and the deregistration of the Class A Common Stock under the Exchange Act as promptly as practicable after such delisting.

5.14 Director Resignations. To the extent requested in writing by Parent at least five (5) Business Days prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent a resignation letter executed by each director of the Company or any of its Subsidiaries in office immediately prior to the Effective Time (as applicable), in each case, on a form reasonably acceptable to Parent and which resignation shall be effective at the Effective Time.

5.15 No Control of the Other Party’s Business. The parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other party at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over its own business and operations.

5.16 Company Credit Agreement; Convertible Notes.

(a) The Company shall use reasonable best efforts to deliver to Parent prior to the Closing Date a duly executed payoff letter with respect to the Company Credit Agreement, which shall be in a customary form and reasonably acceptable to Parent (the “Company Payoff Letter”), which Company Payoff Letter shall include the aggregate amount required to be paid for the satisfaction of all outstanding obligations arising under the Company Credit Agreement (the “Payoff Amount”) and, upon receipt of the Payoff Amount, cause the termination of the Company Credit Agreement (other than any provisions that expressly survive pursuant to the Company Credit Agreement) and to the extent applicable, cause all Liens (and guarantees), if any, securing the obligations thereunder to be automatically released and terminated.

(b) The Company and its Subsidiaries shall comply with all of their respective obligations under the Convertible Notes Indentures, including making any required payments thereunder and delivering any notices and entering into any agreements, instruments, supplemental indentures and undertakings as required pursuant to the Convertible Notes Indentures, and shall not amend, supplement or modify any of the terms of the Convertible Notes Indentures without the prior written consent of Parent. Without limiting the foregoing, on the Closing Date, the Company shall, in accordance with the applicable terms of the 2026 Convertible Notes Indenture, (i) send to the holders of the 2026 Convertible Notes a Fundamental Change Repurchase Notice (as such term is defined in the 2026 Convertible Notes Indenture) specifying a Fundamental Change Repurchase Date (as such term is defined in the 2026 Convertible Notes Indenture) on the twentieth (20th) Business Day after the Closing Date; and (ii) irrevocably deposit with the trustee a cash amount equal to the aggregate Fundamental Change Repurchase Price (as such term is defined in the 2026 Convertible Notes Indenture) with respect to all 2026 Convertible Notes outstanding as of the Closing Date, which such amount shall be applied to complete the repurchase of such 2026 Convertible Notes on the Fundamental Change Repurchase Date in accordance with the terms of the 2026 Convertible Notes Indenture; provided, that, any cash amount not used for such purpose shall be returned to the Company in accordance with the 2026 Convertible Notes Indenture.

5.17 Financing Cooperation. From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with Article 7, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries and Representatives to, provide such customary cooperation necessary for the arrangement of any debt financing of Parent in connection with the Transactions, as may be reasonably requested by Parent (at Parent’s sole cost and expense); provided, that, (a) such cooperation shall be limited to the delivery of customary authorization letters with respect to the presence or absence of material non-public information and the accuracy of the information contained therein, in each case, solely with respect to the Company and its Subsidiaries; provided, that, any information distributed in connection with such authorization letters shall contain customary language which shall exculpate the Company and its Representatives and affiliates with respect to any liability related to the misuse of the contents of such information or related marketing materials by the recipients thereof and (b) no cooperation or action shall be required pursuant to this Section 5.17 to the extent that it would (i) require the Company or its Subsidiaries or any of their respective Representatives to provide any indemnities or incur any liability or other obligation, (ii) impose any personal liability on the officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other Representatives of the Company or its Subsidiaries, (iii) unreasonably interfere with the operation of the business of the Company or its Subsidiaries or (iv) provide access to or disclose information that the Company or its Subsidiaries reasonably determines (following consultation with external legal counsel) would result in the loss of any attorney-client or similar privilege of the Company or such Subsidiaries. Parent shall indemnify and hold harmless the Company, each of its Subsidiaries and their respective Representatives and affiliates from and against all losses suffered or incurred by any of them in connection with the obligations required to be performed under this Section 5.17, any debt financing that Parent may raise in connection with the Transactions, or any information used in connection with any of the foregoing. Parent shall promptly, upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including any reasonable and documented attorneys’ fees) incurred by the Company, any of its Subsidiaries or any of their respective Representatives or affiliates in connection with the cooperation contemplated by this Section 5.17. Notwithstanding anything in this Agreement to the contrary, the parties agree that any action taken or omitted to be taken by the Company, its Subsidiaries and their respective Representatives with respect to the matters contemplated by this Section 5.17 will not be taken into account for purposes of determining whether any of the conditions contained in Article 6 have been satisfied or whether any right of termination arises under Section 7.1.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger and the Transactions shall be subject to the satisfaction (or waiver by Parent, Merger Sub or the Company, to the extent not prohibited by Law) at or prior to the Effective Time of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of any court or other Governmental Entity of a competent jurisdiction set forth on Section 6.1(b) of the Company Disclosure Schedule, and there shall not be in effect any Law enacted, issued or promulgated by any Governmental Entity of a competent jurisdiction set forth on Section 6.1(b) of the Company Disclosure Schedule that prevents the consummation of the Merger.

(c) Any waiting period (or any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

6.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the Transactions is further subject to the fulfillment or satisfaction (or waiver by the Company, to the extent not prohibited by Law) at or prior to the Effective Time of each of the following conditions:

(a) Each representation and warranty of Parent and Merger Sub (i) contained in Section 4.1 (Corporate Organization), Section 4.2 (Authority, Execution and Delivery; Enforceability), Section 4.3(a)(i) (No Conflicts), Section 4.5 (Financing) and Section 4.9 (Brokers) shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though made at and as of such date, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); (ii) contained in Section 4.8 (Ownership of Merger Sub) shall be true and correct in all respects except for any de minimis inaccuracies as of the date hereof and at and as of the Closing Date as though made at and as of such date, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); and (iii) otherwise contained in this Agreement, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, shall be true and correct as of the date hereof and at and as of the Closing Date as though made at and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except, in each case of this clause (iii), for any failure to be so true and correct that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed and complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time; provided, however, that, no failure to timely deliver any notice in accordance with Section 5.6 shall, in and of itself, cause the failure of the condition set forth in this Section 6.2(b) to be satisfied.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment or satisfaction (or waiver by Parent and Merger Sub, to the extent not prohibited by Law) at or prior to the Effective Time of each of the following conditions:

(a) Each representation and warranty of the Company (i) contained in Section 3.1 (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.4(a)(i) (No Conflicts) and Section 3.18 (Broker’s Fees), without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications therein, shall be true and correct in all material respects at and as of the date hereof and the Closing Date as though made at and as of such date, except for such representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); (ii) contained in Section 3.2 (Capitalization) shall be true and correct in all respects except for any de minimis inaccuracies as of the date hereof and at and as of the Closing Date as though made at and as of such date, except for such representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); and (iii) otherwise set forth in Article 3, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the date hereof and the Closing Date as though made at and as of such date, except for such representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time), except for any failure to be so true and correct that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; provided, however, that, no failure to timely deliver any notice in accordance with Section 5.6 shall, in and of itself, cause the failure of the condition set forth in this Section 6.3(b) to be satisfied.

(c) A Company Material Adverse Effect shall not have occurred since the date of this Agreement.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Company Stockholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken at the Company Meeting duly convened therefor or any adjournment or postponement thereof;

(c) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have enacted, issued or promulgated any Law or Order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Law, Order or other action shall have become final and non-appealable; provided, that, the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party (and in the case of Parent, including Merger Sub) whose action or failure to perform or comply with any provision of this Agreement was a primary cause of (x) such Law or Order to be enacted, issued or promulgated or (y) the failure to remove such Law or Order;

(d) by either the Company or Parent if the Effective Time shall not have occurred on or before 11:59 p.m., Pacific time, on June 1, 2026 (the “Initial Outside Date”); provided, that, in the event that, at the Initial Outside Date, all of the conditions in Article 6, other than one or more conditions in Section 6.1(b) (solely with respect to Orders and Laws related to the HSR Act) or Section 6.1(c) have been satisfied (other than conditions that by their nature are to be satisfied at the Closing and which conditions are capable of being satisfied at such time), or have been waived by Parent and Merger Sub or the Company, as applicable, then the Outside Date shall automatically be extended to 11:59 p.m., Pacific time, on September 1, 2026 (the “Extended Outside Date”), unless Parent and the Company mutually agree in writing to an earlier Extended Outside Date; provided, further, that, (x) if all of the conditions set forth in Article 6 shall have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing and which conditions are capable of being satisfied at such time) on a date that occurs on or prior to the applicable Outside Date but (y) the Closing would thereafter occur in accordance with Section 1.2 on a date (the “Specified Date”) that occurs within three (3) Business Days after such Outside Date, then the applicable Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the applicable Outside Date for purposes of this Agreement; provided, however, that, neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(d) if there has been any breach by such party (and in the case of Parent, including the breach by Merger Sub) of its representations, warranties or covenants contained in this Agreement, and such breach was a primary cause or primarily resulted in the failure of the Closing to have occurred prior to the Initial Outside Date or the Extended Outside Date, as the case may be;

(e) by Parent, at any time prior to the receipt of the Company Stockholder Approval, (i) if the Company Board shall have effected a Company Board Recommendation Change or (ii) if there shall have been a Willful and Material Breach by the Company of Section 5.3;

(f) by the Company, at any time prior to the receipt of the Company Stockholder Approval, if (i) the Company has received a Superior Proposal after the date of this Agreement, (ii) the Company Board has authorized the Company to enter into a definitive agreement to consummate the transactions contemplated by such Superior Proposal following the procedures set forth in Section 5.3, (iii) the Company has complied in all material respects with the terms and conditions set forth in Section 5.3 with respect to such Superior Proposal and (iv) substantially concurrently with (and as a condition to) such termination the Company pays (or causes to be paid) Parent the Company Termination Fee in accordance with Section 7.3;

(g) by Parent, at any time prior to the Effective Time, if (i) there has been a breach by the Company of any of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) is not capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach, and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b) prior to the applicable Outside Date or, if capable of cure, shall not have been cured by the earlier of (x) the date that is thirty (30) days following the date of delivery of such written notice to the Company and (y) the Outside Date; provided, however, that, Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if Parent or Merger Sub is then in breach of any of its representations, warranties or covenants contained in this Agreement, and such breach would result in the failure of the conditions set forth in Sections 6.2(a) and 6.2(b) to be satisfied; or

(h) by the Company, at any time prior to the Effective Time, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) is not capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach, and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.2(a) and 6.2(b) prior to the applicable Outside Date or, if capable of cure, shall not have been cured by the earlier of (x) the date that is thirty (30) days following the date of delivery of such written notice to Parent and (y) the Outside Date; provided, however, that, the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in breach of any of its representations, warranties or covenants contained in this Agreement, and such breach would result in the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) to be satisfied.

7.2 Effect of Termination. In the event of any proper and valid termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become void and have no further force and effect (other than the second sentence of Section 5.2, Section 5.7, Section 7.2, Section 7.3 and Article 8, each of which shall survive termination of this Agreement in accordance with their respective terms), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to the second sentence of Section 5.2, Section 5.7, Section 7.2, Section 7.3 and Article 8; provided, that, subject to Section 7.3, nothing herein shall relieve any party from liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may take into consideration the economic benefits of the Transactions lost by the Company Stockholders) incurred or suffered as a result of a Willful and Material Breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination, and the aggrieved party shall be entitled to all remedies available at law or in equity.

7.3 Company Termination Fee.

(a) The parties hereto agree that if this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay to Parent within eight (8) Business Days thereafter the Company Termination Fee.

(b) The parties hereto agree that if (i) this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(g), (ii) after the date hereof and prior to the date of the Company Meeting (in the case of a termination pursuant to Section 7.1(b)) or prior to such termination (in the case of termination pursuant to Section 7.1(d) or Section 7.1(g)), an Acquisition Proposal has been publicly announced and not withdrawn before the date such meeting is held (unless it is adjourned) (in the case of a termination pursuant to Section 7.1(b)) or prior to such termination (in the case of a termination pursuant to Section 7.1(d) or Section 7.1(g)) and (iii) the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Transaction is consummated within twelve (12) months after such termination, then the Company shall pay the Company Termination Fee to Parent, no later than eight (8) Business Days after the earlier of the entry into such definitive agreement with respect to an Acquisition Proposal or the consummation of such Acquisition Transaction. For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Exhibit A, except that the references to “twenty percent (20%)” shall be deemed to be references to “fifty percent (50%).”

(c) The parties hereto agree that if this Agreement is terminated by the Company pursuant to Section 7.1(f), then the Company shall pay to Parent the Company Termination Fee substantially concurrently with such termination.

(d) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions contemplated by this Agreement, and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. If Parent receives payment of the Company Termination Fee under the circumstances in which it is payable as provided in this Section 7.3, the receipt of the Company Termination Fee will be (i) the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective direct or indirect former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, attorneys, agents, affiliates or assignees of any of the foregoing (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise, and upon payment of such amount (in circumstances where the Company Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or the Transactions and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by Parent, Merger Sub or any of its affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and none of Parent, Merger Sub or any of their respective affiliates will be entitled to bring any Proceeding or otherwise be entitled to any remedy against the Company or any of the Company Related Parties, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(f) The Company acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without the agreements contained in this Section 7.3, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Company Termination Fee or any other amount is due pursuant to this Section 7.3, then (i) the Company shall reimburse Parent (or its designee) for all reasonable and documented out-of-pocket costs and expenses (including reasonable disbursements and attorneys’ fees) incurred in the collection of any such amount, including in connection with any related Proceedings commenced by Parent, and (ii) the Company shall pay, or cause to be paid, to Parent (or its designee) interest on the Company Termination Fee (or portion thereof, as applicable) or such other amount that has not been timely paid hereunder, which shall accrue from and including the date on which the Company Termination Fee or other amount was required to be paid in accordance with this Section 7.3, but excluding the date of actual payment, at the prime rate set forth in the Wall Street Journal in effect on the date on which any such payment was required to be made hereunder.

7.4 Amendment. Subject to the provisions of any applicable Law, this Agreement may be amended by each of the Company, Parent and Merger Sub at any time prior to the Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made that, by applicable Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company Stockholders without such approval. Notwithstanding the foregoing, this Agreement may not be amended, except by an instrument in writing signed by the parties hereto.

7.5 Waiver. At any time prior to the Effective Time, subject to applicable Law, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any power, right, privilege or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or of any other power, right, privilege or remedy hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement nor in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except that, notwithstanding the foregoing, nothing in this Section 8.1 shall limit any covenant or agreement of any of the parties to this Agreement or to any instrument delivered pursuant hereto that, by its terms, contemplates performance after the Effective Time, which such covenants and agreements shall survive the Effective Time to the extent expressly provided for herein in accordance with their respective terms.

8.2 Fees and Expenses. Subject to Section 7.2, except as otherwise provided in this Agreement, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same.

8.3 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person, (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, return receipt requested, postage prepaid, (c) on the next Business Day if transmitted by prepaid national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent, Merger Sub or, after the Effective Time, the Surviving Corporation, addressed to it at:

c/o Bending Spoons S.p.A.

Via Nino Bonnet 10

Milan, MI 20154

Italy

Attention: Legal

Email:    ****; ****

with a copy to (for information purposes only):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Eric M. Swedenburg; Anthony F. Vernace; Matthew A. Fisher

Email:    eswedenburg@stblaw.com; avernace@stblaw.com

 matthew.fisher@stblaw.com

If to the Company, addressed to it at:

Eventbrite, Inc.

95 Third Street, 2nd Floor

San Francisco, CA 94103

Attention: Legal

Email:    ****

with a copy to (for information purposes only):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention: Kenton King and Sonia K. Nijjar

Email:    Kenton.King@skadden.com; Sonia.Nijjar@skadden.com

8.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect, in any way, the meaning or interpretation of this Agreement.

8.5 Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in a mutually acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.6 Entire Agreement.

(a) This Agreement (together with the Exhibits, the Voting and Support Agreement and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, by or among the parties with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

(b) The Company Disclosure Schedule and the Parent Disclosure Schedule are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement.

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that, Parent and Merger Sub will have the right to assign, and may assign, all or any portion of their respective rights and obligations pursuant to this Agreement to any of their respective affiliates; provided, further, that, no such assignment shall relieve Parent or Merger Sub of its obligations hereunder or reasonably be expected to impose any delay or adversely affect the parties’ ability to consummate the Transactions in accordance with the terms hereof. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.8 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than pursuant to Section 5.9 and Section 7.3.

8.9 Mutual Drafting; Interpretation.

(a) Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

(b) For purposes of this Agreement, whenever the context requires:

(i) The singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(ii) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(iii) The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to the date set forth in the Preamble, unless the context requires otherwise.

(iv) References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(v) Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the same meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(vi) Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided, that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(vii) As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement.

(viii) The words “made available to Parent” and words of similar import refer to documents (a) posted to the data room titled “Project Everest” hosted by Intralinks and maintained by the Company or its Representatives in connection with the Transactions and made accessible to Parent prior to the execution of this Agreement and remaining so accessible through the Closing Date, (b) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (c) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in the case of each of clauses (b) and (c), at least one (1) Business Day prior to the date of this Agreement.

(ix) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement, respectively.

(x) All references in this Agreement to “$” are intended to refer to U.S. dollars.

(xi) Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive, and the words “shall” and “will” have the same meaning.

(xii) Whenever this Agreement refers to a number of days, such number refers to calendar days, unless Business Days are specified.

(xiii) Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

8.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding, except in such courts; (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court; (iii) waives, to the fullest extent it may legally and effectively do so, any objection it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

8.11 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.12 Specific Performance. Subject to Section 7.3, the parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage (for which monetary damages, even if available, would not be an adequate remedy) would occur, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which such parties are entitled at law or in equity; (b) the parties waive any requirement for the securing or posting of any bond or proof of actual damages in connection with the obtaining of any grant of specific performance to enforce specifically the terms and provisions of this Agreement or injunctive relief to prevent a breach of any of the terms or provisions of this Agreement; and (c) the parties will not oppose any action for specific performance on the basis that the other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Subject to Section 7.3, the Company’s, Parent’s or Merger Sub’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach. To the extent any party brings a Proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than a Proceeding to enforce specifically any provision that expressly survives the termination of this Agreement), the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such Proceeding or (ii) such other time period established by the court of competent jurisdiction presiding over such Proceeding in accordance with Section 8.10.

[Signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

BENDING SPOONS US INC.

By:	/s/ Mattie Maharaj
Name: Mattie Maharaj
Title: Authorized Signatory

Merger Sub:

EVEREST MERGER SUB INC.

By:	/s/ Francesco Patarnello
Name: Francesco Patarnello
Title: President, Chief Executive Officer, and Secretary

[Signature Page to Agreement and Plan of Merger]

Company:

EVENTBRITE, INC.

By:	/s/ Julia Hartz
Name: Julia Hartz
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings indicated below.

“2025 Convertible Notes Indenture” shall mean the Indenture, dated as of June 15, 2020, by and between the Company and Wilmington Trust, National Association, as trustee.

“2026 Convertible Notes” shall mean the 0.75% convertible senior notes of the Company due September 15, 2026.

“2026 Convertible Notes Indenture” shall mean the Indenture, dated as of March 11, 2021, by and between the Company and Wilmington Trust, National Association, as trustee.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that either (a) is in effect on the date of this Agreement or (b) if executed after the date hereof, is no less favorable in the aggregate to the Company than the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions that would prohibit the making of any Acquisition Proposal for a negotiated transaction with the Company.

“Acquisition Proposal” means any offer or proposal from a Third Party for or relating to an Acquisition Transaction.

“Acquisition Transaction” means any direct or indirect (a) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold Equity Interests representing twenty percent (20%) or more of the total outstanding Equity Interests of the Company (by vote or volume) after giving effect to the consummation of such transaction, (b) sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of any Subsidiary of the Company) or its Subsidiaries representing twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, based on their fair market value as of the date of such transaction, (c) issuance or acquisition, sale or disposition (including by way of merger, tender offer, consolidation, business combination or share exchange) of Equity Interests representing twenty percent (20%) or more of the outstanding Equity Interests of the Company (by vote or volume), or (d) combination of the foregoing (in each case, other than the Merger or other Transactions).

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first-mentioned Person.

“Anti-Corruption Law” means any Law, rules or regulations related to bribery or corruption, including the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the UN Convention Against Corruption and any implementing legislation promulgated pursuant to such Conventions, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and any other applicable anti-bribery or anti-corruption Laws.

“beneficial ownership” (and related terms, such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday, any day on which banks located in San Francisco, California, New York, New York or Milan, Italy are authorized or obligated by applicable Law to close or any day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Credit Agreement” shall mean the Credit Agreement, dated as of August 6, 2025, by and among the Company, the several lenders from time to time party thereto, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as administrative agent and collateral agent.

“Company Employee Stock Purchase Plan” means the Company 2018 Employee Stock Purchase Plan.

“Company Equity Plans” means the Company 2004 Stock Plan, the Company 2010 Stock Plan, and the Company 2018 Stock Option and Incentive Plan.

“Company Material Adverse Effect” means any change, event, state of facts, occurrence, effect or development (an “Effect”) that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevents, or would reasonably be expected to prevent, the consummation of the Transactions in accordance with the terms of this Agreement, or materially impairs, or would reasonably be expected to materially impair, the ability of the Company and its Subsidiaries to enter into this Agreement, perform its obligations hereunder or consummate the Transactions in accordance with the terms hereof; provided, however, that, solely in the case of clause (a) above, no adverse Effects arising out of the following (alone or in combination) shall not constitute or contribute to a Company Material Adverse Effect: (i) operating, business, regulatory or other conditions generally affecting and applicable to the industries in which the Company and its Subsidiaries operate their business; (ii) global, national or regional political, legislative, financial, economic, energy, capital market (including the prevailing interest rates, inflation or inflation rates, credit markets or exchange rates) or business conditions, including hostilities, acts of war, military activity, cyber-attacks on the United States or any other country by a state or other geopolitical actor, sabotage or terrorism, including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war (whether or not declared, and including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof); (iii) changes in GAAP or any changes in applicable Laws or the enforcement or the interpretation thereof, in each case, after the date hereof; (iv) hurricanes, earthquakes, floods or other natural disasters and other force majeure events in the United States or any other country or region in the world; (v) any epidemic, pandemic or disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal); (vi) any effect arising from the execution or announcement of this Agreement or pendency of the consummation of the transactions contemplated by this Agreement (including the identity of Parent), including any impact on the Company’s and its Subsidiaries’ relationships with employees, contractors, customers, suppliers, distributors, regulators or business partners (provided, that, this clause (vi) shall not apply for purposes of the representations and warranties set forth in Section 3.4); (vii) any Transaction Litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transaction; (viii) any change in the market price or trading volume of the Class A Common Stock or the credit rating of the Company and any changes in any analysts’ recommendations or ratings with respect to the Company (provided, that, the underlying causes of and reasons for any such change may be taken into account in determining whether a Company Material Adverse Effect has occurred) or (ix) the failure of the Company and its Subsidiaries to meet or achieve the results set forth in any internal, published or analysts’ expectations or projections, performance measures, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided, that, the underlying causes of any such failure shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, unless any such cause is otherwise specifically excluded by one of the other clauses of this definition); provided, however, that any Effect arising out of or referred to in any of the foregoing clauses (i) through (v) shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect to the extent such Effect adversely affects the business of the Company and its Subsidiaries in a materially disproportionate manner in comparison to other participants in industries that are the same or substantially similar to the industries in which the Company and its Subsidiaries operate their businesses.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Proprietary Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Termination Fee” means an amount equal to $14,400,000.

“Competition and Investment Screening Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate investments on the grounds of national security, national interest or public order, or actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar competition or antitrust or investment screening Laws of any jurisdiction other than the United States.

“Contract” means any legally binding agreement, arrangement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, purchase and sale order, or other legal commitment to which, in each case, a Person is a party or bound.

“control” (including the terms “controlled by” and “under common control with” or other correlative meanings) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Convertible Notes Indenture” shall mean, collectively, the 2025 Convertible Notes Indenture and the 2026 Convertible Notes Indenture.

“Environmental Claims” means any Proceeding, investigation, Order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential violation or liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials.

“Environmental Laws” means any and all federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the health and safety of persons from exposures to Hazardous Materials.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity, equity-based or other ownership interest in any Person, and any option, warrant, right, equity or equity-based compensation award or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity, equity-based or other ownership interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means each Person or trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries, would be deemed to be, or at any time within the six (6)-year period prior to the date of this Agreement would have been deemed to be, a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Official” means any (a) officer, agent or employee of a Governmental Entity, (b) person acting in an official capacity for or on behalf of a Governmental Entity, (c) candidate for government or political office, or (d) member of a royal family.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision, governmental entity of any nature (including any governmental agency, branch, department, division, official or entity) or any court, arbitrator or tribunal thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of, or pertaining to, government.

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous, dangerous or deleterious material, substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or may give rise to standards of conduct or liability under any Environmental Laws, including any quantity of asbestos in any form, toxic mold, per- and polyfluoroalkyl substances, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Information Privacy Requirements” means, collectively, all of the following to the extent relating to privacy, data protection, data transfer, the Processing or use of Personal Data, data breach and data breach notification and applicable to the Company and its Subsidiaries: (i) applicable Laws (ii) the Company and its Subsidiaries’ public notices, policies and procedures (each a “Privacy Policy”), and (iii) obligations pursuant to Contracts to which the Company or any of its Subsidiaries is a party.

“Intellectual Property” means all intellectual property rights in any jurisdiction, including all: (a) patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), and other indicia of origin, and all applications and registrations in connection therewith; (c) all copyrights (whether or not published), and all applications and registrations in connection therewith; (d) mask works and industrial designs, and all applications and registrations in connection therewith; and (e) trade secrets and other intellectual property rights in confidential and proprietary information (including intellectual property rights, if any, in inventions, research and development information, know-how, formulas, compositions, technical data, designs, drawings, financial, marketing and business data, customer and supplier lists, algorithms, pricing and cost information, business and marketing plans and proposals, and databases and compilations of data).

“Intervening Event” means any effect, change, event, circumstance, condition, development, state of fact or occurrence first arising after the date hereof that (a) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof and (b) does not relate to any Acquisition Proposal.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals set forth on Schedule II attached hereto after reasonable inquiry of their direct reports and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the officers and directors of Parent and Merger Sub.

“Law” means any national, provincial, state, municipal and local laws (including common law), statutes, ordinances, codes, decrees, rules, regulations or Orders issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” means, with respect to any property, Equity Interest, right or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, Equity Interest, right or asset.

“NYSE” means The New York Stock Exchange.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” means Software that is distributed as “free software,” “open source software” or under licensing or distribution terms identified as open source license terms by the Open Source Initiative and listed at http://www.opensource.org/licenses, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree, consent, determination, stipulation, agreement or award of, by or with any Governmental Entity.

“Outside Date” means the Initial Outside Date or the Extended Outside Date, as applicable.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has prevented or materially delayed or materially impaired, or would reasonably be expected to prevent or materially delay or materially impair, Parent’s or Merger Sub’s ability to consummate the Transactions in accordance with the terms and conditions set forth in this Agreement.

“Permitted Liens” means (a) Liens for Taxes, assessments and charges or levies by a Governmental Entity not yet due and payable, or that are being contested in good faith by appropriate Proceedings; (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising in the ordinary course of business for amounts not yet due and payable (provided, that, appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Entities, in each case that do not materially and adversely impact the current use of the affected property or materially impair the value of such property; (d) all exceptions, restrictions, imperfections of title, charges and other Liens affecting any assets of the Company or any of its Subsidiaries that do not materially interfere with the present use of such assets of the Company or any of its Subsidiaries, taken as a whole, or materially impair the value of such assets; (e) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (provided, that, no such Lien resulted from a failure to comply with applicable Laws); (f) as to any Company Leased Real Property, any Lien created by or for the landlord thereof and imposed on the underlying fee interest of the applicable Company Leased Real Property; and (g) with respect to leased personal property or licensed Intellectual Property, the terms and conditions set forth in the corresponding lease agreement or license applicable thereto.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person and (b) any data or information defined as “public data,” “personal information,” “personally identifiable information,” “non-public personal information” or “individually identifiable health information” under any applicable Law relating to privacy, data protection, data transfer, data processing, data breach or data breach notification.

“Proceedings” means all actions, suits, claims, complaints, charges, arbitrations, investigations, audits, litigations or other similarly formal legal proceedings, in each case, by, before or involving, any court or any Governmental Entity, or any arbitrator or arbitration panel.

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Data, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information.

“Proxy Statement” means a proxy statement or Schedule 14A filing under the Exchange Act or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s stockholders.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, and other representatives.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the non-government controlled oblasts of the Kherson and Zaporizhzhia regions of Ukraine).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the U.S. government, including OFAC, the U.S. Department of Commerce, or the U.S. Department of State, the United Nations Security Council, the European Union, any European Union Member State or His Majesty’s Treasury of the United Kingdom; (b) any Person located, organized or resident in a Sanctioned Country; (c) the Government of Venezuela; or (d) any Person that is fifty percent (50%) or more owned or controlled by any such Persons described in the foregoing clauses (a) through (c).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC, the U.S. Department of Commerce, or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State or His Majesty’s Treasury of the United Kingdom.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (i) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Data and/or confidential information; (ii) accidental, unlawful or unauthorized access to or use of a Company System that jeopardizes or adversely impacts the confidentiality, integrity, or availability of the Company Systems or any Personal Data or confidential information stored or otherwise Processed therein; or (iii) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Software” means all software (including assemblers, applets, compilers, source code, object code, intermediate/byte code, executable code, embodiments of algorithms, firmware and related documentation), together with any error corrections, updates, modifications or enhancements thereto, in both machine-readable form and human-readable form.

“Software Product” means Company Proprietary Software currently licensed, offered as a service or otherwise made available by the Company or any of its Subsidiaries to any customer.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board has determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel), taking into account all legal, financial (including the financing terms thereof), business, regulatory and other aspects of such Acquisition Proposal that the Company Board determines in good faith to be relevant, is more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the terms of this Agreement and the Merger and that, if accepted, would reasonably be expected to be completed on the terms set forth therein. For purposes of the reference to an “Acquisition Proposal” and “Acquisition Transaction” in this definition, all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” will be deemed to be references to “fifty percent (50%).”

“Tax Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any report, return (including information return), claim for refund, statement or declaration filed or required to be filed with a Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes and other charges in the nature of a tax imposed by any Governmental Entity, including, without limitation, income, franchise, premium, windfall or other profits, gross receipts, real property, personal property, sales, use, goods and services, privilege taxes, digital services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, environmental, payroll, employment, social security, unemployment, excise, estimated, withholding, ad valorem, stamp, transfer, registration and value-added tax, and any interest, penalty, fine or additional amounts imposed by a Governmental Entity in respect of any of the foregoing, whether or not disputed.

“Third Party” shall mean any Person other than Parent, Merger Sub or their respective affiliates.

“Top Customers” means the top twenty (20) customers of the Company and its Subsidiaries on a consolidated basis (based on the total revenue generated by customers of the Company and its Subsidiaries for the twelve (12)-month period ended on September 30, 2025).

“Top Vendors” means the top twenty (20) vendors of the Company and its Subsidiaries on a consolidated basis (based on total payments by the Company and its Subsidiaries for the twelve (12)-month period ended on September 30, 2025).

“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (b) all applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by any other country where the Company operates.

“Treasury Regulations” means Treasury regulations promulgated under the Code.

“Union” means any union, employee association, works council or any other labor organization.

“Willful and Material Breach” means a material breach by a party of its representations, warranties, covenants or other agreements set forth in this Agreement that is a consequence of an act or an omission undertaken or omitted by the breaching party with the actual knowledge that the taking of such act or omission would result in such breach.

EXHIBIT B

FORM OF VOTING

AND SUPPORT AGREEMENT

[Attached]